UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 16, 2021

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 12, 2021 announcing Turkcell’s Seconfd Quarter 2021 results and Q2 2021 IFRS Report.

TURKCELL ILETISIM HIZMETLERI

SECOND QUARTER 2021 RESULTS

“STRONG PERFORMANCE

PROMPTS GUIDANCE UPGRADE”

Second Quarter 2021 Results

Contents

HIGHLIGHTS
QUARTER HIGHLIGHTS	3
COMMENTS BY CEO, MURAT ERKAN	4

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	7
OPERATIONAL REVIEW OF TURKCELL TURKEY	10

TURKCELL INTERNATIONAL
lifecell	12
BeST	13
Kuzey Kıbrıs Turkcell	13

TECHFIN
Paycell	14
Financell	14

TURKCELL GROUP SUBSCRIBERS	15

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	15

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	16

Appendix A – Tables	18

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have four reporting segments:

o	"Turkcell Turkey" which comprises our telecom, digital services and digital business services related businesses in Turkey (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms "we", "us", and "our" in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom and digital services related businesses outside of Turkey.

o	“Techfin” which comprises all of our financial services businesses.

o	“Other” which mainly comprises our non-group call center and energy businesses, retail channel operations, smart devices management and consumer electronics sales through digital channels and intersegment eliminations.

•	In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for June 30, 2021 refer to the same item as at June 30, 2020. For further details, please refer to our consolidated financial statements and notes as at and for June 30, 2021, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the second quarter and half year of 2020 and 2021 is based on IFRS figures in TRY terms unless otherwise stated.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

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Second Quarter 2021 Results

FINANCIAL HIGHLIGHTS

TRY million	Q220	Q221	y/y%	H120	H121	y/y%
Revenue	6,924	8,548	23.5%	13,582	16,375	20.6%
EBITDA[1]	2,824	3,466	22.7%	5,633	6,772	20.2%
EBITDA Margin (%)	40.8%	40.5%	(0.3pp)	41.5%	41.4%	(0.1pp)
EBIT[2]	1,373	1,723	25.5%	2,810	3,374	20.1%
EBIT Margin (%)	19.8%	20.2%	0.4pp	20.7%	20.6%	(0.1pp)
Net Income	852	1,113	30.6%	1,724	2,217	28.6%

SECOND QUARTER HIGHLIGHTS

•	Robust financial performance despite the impact of the pandemic:

o	Group revenues up 23.5% with Turkcell Turkey’s strong ARPU and subscriber net add performance, international operations contribution and higher equipment revenues backed by digital channels

o	EBITDA up 22.7% year-on-year leading to an EBITDA margin of 40.5%; EBIT up 25.5% year-on-year resulting in an EBIT margin of 20.2%

o	Net income up 30.6% year-on-year

o	Leverage at 0.9x, despite FX fluctuations; long FX position at US$146 million

•	Strong operational momentum continued:

o	Turkcell Turkey subscriber base up by 617 thousand quarterly net additions, highest Q2 net addition performance since Q217; 1.3 million total net additions in the first half of 2021

o	501 thousand quarterly mobile postpaid net additions; postpaid subscriber base share at 66.2%

o	28 thousand quarterly prepaid subscriber net additions

o	Mobile ARPU[3] growth of 13.7%; fixed residential ARPU growth of 13.2% year-on-year

o	Data usage of 4.5G users at 15.1 GB in Q221

o	The average monthly mobile churn rate was at 1.7% in Q221, the lowest since Q118

o	The average monthly fixed churn rate was at 1.3% in Q221, the lowest since Q212

o	Digital channels’ share in Turkcell Turkey consumer sales (excluding fixed business) at 17.5%; up 6.5pp year-on-year

•	We revise our 2021 guidance[4]. Accordingly, we target revenue growth of ~18%, EBITDA of ~TRY14.3 billion and an operational capex over sales ratio[5] of 21% - 22%.

(1) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Excluding M2M

(4) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2020 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

(5) Excluding license fee

For further details, please refer to our consolidated financial statements and notes as at June 30, 2021 via our website in the investor relations section (www.turkcell.com.tr).

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Second Quarter 2021 Results

COMMENTS BY CEO, MURAT ERKAN

We have accelerated growth thanks to our successful business model and customer centric approach, and revised up our guidance

We have accelerated our strong growth performance and achieved successful financial and operational results in the second quarter of 2021. Despite the COVID-19 related restrictions during the quarter, our diversified business model with our digital services, our customer-centric approach and our value offerings supported by the entire Turkcell ecosystem have played a significant role in our success.

In this period, our consolidated revenues reached TRY8.5 billion on an annual increase of 23.5% compared to the second quarter of the previous year. We achieved annual growth of 20.6% in the first half of the year. Our growth performance was driven mainly by the increased ARPU and subscriber performance of Turkcell Turkey, and the rising contribution of our Turkcell International business due to our successful performance in Ukraine. Consolidated EBITDA1 was TRY3.5 billion indicating an increase of 22.7%. Our net profit grew by 30.6% to TRY1.1 billion.

Considering our financial performance and our expectations for the second half of the year, we revise our 2021 guidance2 upwards. Accordingly, we increase our revenue growth guidance to around 18% and our EBITDA guidance to around TRY14.3 billion. Due to increased fiber investments and currency fluctuations, we target an operational capex over sales ratio3 of 21-22%.

We continue strong net subscriber additions together with our postpaid subscriber focus

Even though the increased pandemic related measures had a restrictive impact on subscriber mobility in second quarter, we effectively maintained our communication with our customers through our digital channel and maintained our focus on expanding our postpaid mobile subscriber base. The share of the digital channel in our consumer revenues (except our fixed business) rose to 17.5% with an increase of 6.5 point on an annual basis. In this quarter, we increased our postpaid customer base to 22.9 million gaining a net 501 thousand postpaid subscribers. Thus, the share of our postpaid subscriber base within the total mobile base was realized at 66%, 3 points above the second quarter of last year. Mobile blended ARPU (excluding M2M) has reached TRY52.3 on an annual 13.7% rise on the back of the expanding postpaid subscriber base, rising data usage, price adjustments and upsell to higher packages. Thanks to the offerings we created leveraging our analytical capabilities and with our customer-centric approach, we continued improving our customer retention performance. Additionally, as a result of lower subscriber mobility due to pandemic-related restrictions, the average monthly churn rate was realized at 1.7%, the lowest level of the past 3 years.

In the fixed broadband segment, demand remained strong under the prevailing pandemic restrictions. We achieved net 40 thousand fiber subscriber additions in this quarter with our high-speed internet offers that we provide over our fiber network, meeting the quality connection needs of our customers. Our fixed broadband customer base exceeded 2.5 million with our strong subscriber net additions during this quarter.

Thanks to our digital-centric strategy and strong business model, we obtained a net 617 thousand subscribers including TV+ in this period. Additionally, our total net subscriber additions reached 1.3 million in the first half of the year and total number of subscribers of Turkcell Turkey rose to 38.1 million.

Our digital services continue to add value to our customers’ lives

The stand-alone revenues of our digital services business, which includes major brands such as BiP, TV+, lifebox and fizy, reached TRY404 million on an annual increase of 32% in this quarter. BiP, our communication and life platform developed by Turkcell engineers, continued attracting attention not only in Turkey, but also in international markets. BiP’s total downloads exceeded 82 million while 3-month active users were at 26.4 million. We aim at making BiP an application used by an ever-wider audience through cooperation with international operators. Meanwhile, thanks to the rich content of our TV+ service, we gained a net 40 thousand IPTV subscribers

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Second Quarter 2021 Results

during the quarter. Thus, we now offer our TV+ service to 62 out of every 100 fiber subscribers. Our cloud storage service lifebox, which stands out for its secure and smart technologies, has reached a new milestone by exceeding 1 million paid users. We have also taken an important step towards increasing the use of our services on the corporate front by launching our products BiP Meet, lifebox business and fizy business, which we will offer to our customers as part of our B2B business model.

We lead the digital transformation of companies with of our Digital Business Services

The total revenues of Digital Business Services through which we offer solutions for end-to-end digital transformation of our corporate customers grew by 22% on an annual basis to TRY618 million. We contributed to the digital transformation of our customers by signing 678 projects with a total contract value of approximately TRY170 million thanks to the diversified products and services we offer such as data center, cloud technologies, managed services, cyber-security, and internet of things. We have put into practice 1,792 system integration and managed services projects in total to date as of the end of the second quarter. We have a contract value (backlog) of TRY917 million to be realized beyond the second quarter of 2021. Thanks to our data centers that respond to our customers’ rapidly increasing need for data storage and cloud technologies, we hold the leading position in this segment. By offering customizable cloud services over turkcellbulut.com, we ensure that our customers manage their digital transformation processes more efficiently. In this quarter, we continued developing our product and service ecosystem which we offer to our customers by increasing the number of our global business partners to 24. In this quarter, we launched our cybersecurity products “Telco Anti Fraud” and, “Fortigate Firewall” which respond to the security needs of different sectors and “Turkcell RPA” which was developed for the automation of robotic processes.

Paycell stands out with its innovative services

As one of the most important initiatives in Turkey in field of techfin and an innovative payment platform offering an array of solutions to its customers, Paycell again delivered a remarkable performance in this quarter. The 3-month active users of Paycell, which pioneers the digitalization of payment methods, reached 5.5 million, while quarterly mobile payment volume increased to TRY418 million on an annual rise of 94%. The quarterly transaction volume of Paycell card, which enables our customers to experience Paycell on all POS devices in Turkey, quadrupled on an annual basis to TRY301 million. Paycell revenues increased by 78% on an annual basis thanks to our services which change the payment habits of our users, thereby increasing demand. I strongly believe that digital payment services will gradually become widespread thanks to the economic scale of our country, our young population, tech savviness, and supportive regulatory developments. Duly Paycell, supporting the strength of Turkcell Group, is set to sustain its strong momentum in the upcoming quarters.

TOGG continues taking firm steps

Aiming to start production by the end of 2022 at its facility in Gemlik, which is currently under construction, TOGG completed its first body assembly using exclusively domestically manufactured parts this quarter. TOGG was awarded in the “Professional Concept” category at the ‘iF Design Awards 2021’, thus becoming the first Turkish brand to be awarded in the field of mobility. Additionally, in this period, we increased our shareholding in TOGG from 19% to 23% following changes to the shareholding structure. I believe that TOGG, which has already achieved marked success in the field of mobility, will make invaluable contributions to Turkcell’s ecosystem over the coming years.

Make the world yours

Another development of this quarter has been the implementation of our corporate brand transformation as we initiated our communication strategy under the motto: “Make the world yours”. We position all our digital services and solutions as independent brands under the Turkcell umbrella brand within the framework of our strategy of making Turkcell a digital ecosystem brand, beyond being a telecommunication operator. In this period

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Second Quarter 2021 Results

where consumer habits change swiftly, we emphasize the sheer range of digital services we offer to meet customer needs.

We make investments to achieve our sustainability targets

We continue taking significant steps towards our sustainability targets, which are a focal point of our business model. In line with our target of meeting our electricity consumption from renewables by 2030 and becoming a carbon neutral company by 2050, we have signed a share transfer agreement to acquire Boyut Grup Enerji, which owns İzmir Karadağ Wind Power Plant. We intend to complete the share transfer of Karadağ Wind Energy Power Plant, which has an 18 MW installed capacity and thereby the potential to meet the annual electricity need of approximately 22,500 houses, upon receipt of approval from the respective authorities and fulfillment of various conditions precedent.

As Turkcell Group, by keeping a human dimension and ethical values in the foreground, we have disclosed our Sustainable Governance Principles, which include human rights and environmental policies, aimed at contributing to economic, social and environmental sustainability. We are committed to compliance with the codes of conduct and respect for the environment in all our business processes in accordance with our principles comprising 15 articles that cover our relationship with our employees, customers, business associates, and all our stakeholders.

Granfondo, the world-renowned long-distance road bike race for amateur cyclists, has met with cycling lovers for the first time in Istanbul under the sponsorship of Turkcell. 1,000 amateur cyclists and sport fans participating in the race have contributed to the education scholarship created for the children of those healthcare professionals who succumbed to Covid-19 during the pandemic. Additionally, revenue generated from the recycling of waste electronic devices brought by sport fans to the race area was also added to this education scholarship.

As Turkey’s Turkcell, we use all our means to heal the wounds of the disastrous wildfires that have deeply saddened our country. We have introduced our communication packages, named the “Hero Package,” so as to provide all firefighting teams under the coordination of AFAD uninterrupted and easy communication. We have donated 50 thousand saplings to re-plant our forests damaged in the recent fires. We established an Animal Field Hospital for the treatment of animals harmed by the fire with donations from Turkcell volunteers. Additionally, we will utilize the revenue of opening concert of ‘Turkcell Starry Nights’ for a sapling donation.

We will continue our strong performance

I believe that we will continue our strong performance by offering the best quality communication service to our country, and by continuing to pioneer its digital transformation as we have done throughout this challenging period.

I extend my thanks to all our teammates, mainly our Board of Directors, for ensuring that we continue to advance. I also express gratitude to our customers and business associates for remaining with us on our journey to success.

(1) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2020 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

(3) Excluding license fee

6

Second Quarter 2021 Results

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)		Quarter			Half Year
	Q220	Q221	y/y%	H120	H121	y/y%
Revenue	6,923.9	8,548.3	23.5%	13,582.1	16,374.8	20.6%
Cost of revenue[1]	(3,498.6)	(4,394.1)	25.6%	(6,696.0)	(8,307.1)	24.1%
Cost of revenue1/Revenue	(50.5%)	(51.4%)	(0.9pp)	(49.3%)	(50.7%)	(1.4pp)
Gross Margin[1]	49.5%	48.6%	(0.9pp)	50.7%	49.3%	(1.4pp)
Administrative expenses	(166.4)	(223.6)	34.4%	(354.7)	(423.0)	19.3%
Administrative expenses/Revenue	(2.4%)	(2.6%)	(0.2pp)	(2.6%)	(2.6%)	-
Selling and marketing expenses	(327.9)	(413.8)	26.2%	(676.6)	(772.0)	14.1%
Selling and marketing expenses/Revenue	(4.7%)	(4.8%)	(0.1pp)	(5.0%)	(4.7%)	0.3pp
Net impairment losses on financial and contract assets	(106.8)	(50.8)	(52.4%)	(221.5)	(100.4)	(54.7%)
EBITDA[2]	2,824.3	3,465.9	22.7%	5,633.3	6,772.4	20.2%
EBITDA Margin	40.8%	40.5%	(0.3pp)	41.5%	41.4%	(0.1pp)
Depreciation and amortization	(1,451.5)	(1,742.9)	20.1%	(2,823.6)	(3,398.8)	20.4%
EBIT[3]	1,372.8	1,723.0	25.5%	2,809.8	3,373.5	20.1%
EBIT Margin	19.8%	20.2%	0.4pp	20.7%	20.6%	(0.1pp)
Net finance income / (costs)	(233.8)	(565.1)	141.7%	(455.2)	(772.2)	69.6%
Finance income	506.2	(541.6)	(207.0%)	1,127.7	1,060.3	(6.0%)
Finance costs	(740.0)	(23.5)	(96.8%)	(1,582.9)	(1,832.5)	15.8%
Other income / (expense)	(51.1)	(292.5)	472.4%	(145.1)	(304.6)	109.9%
Non-controlling interests	(1.3)	(0.0)	(100.0%)	(2.5)	(0.0)	(100.0%)
Share of profit of equity accounted investees	(0.0)	10.9	-	(3.3)	28.6	n.m
Income tax expense	(234.9)	236.2	n.m	(479.3)	(107.9)	(77.5%)
Net Income	851.7	1,112.5	30.6%	1,724.4	2,217.4	28.6%

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group grew by 23.5% year-on-year in Q221. This growth was driven mainly by the strong ARPU performance of Turkcell Turkey and subscriber base growth. Turkcell International’s strong revenue performance as well as equipment revenues supported by digital channels also contributed to Group revenue growth.

Turkcell Turkey revenues, comprising 76% of Group revenues, rose 18.8% year-on-year to TRY6,505 million (TRY5,474 million).

-	Consumer segment revenues grew 16.3% year-on-year on the back of data and digital services usage, rising subscriber base, upsell efforts and price adjustments.

-	Corporate segment revenues rose 22.6% supported by the continued momentum of digital business services, which grew 21.6% year-on-year.

-	Standalone digital services revenues registered as part of consumer and corporate segments grew 32.1% year-on-year in Q221 supported by the increased number of paid users.

-	Wholesale revenues grew 46.2% to TRY379 million (TRY259 million), mainly with the positive impact of currency movements, customer’s data capacity upgrades and increased international carrier traffic.

Turkcell International revenues, comprising 10% of Group revenues, rose 45.4% to TRY840 million (TRY578 million), mainly on the strong performance of Ukrainian operations and positive impact of currency movements.

Techfin segment revenues, comprising 3% of Group revenues, rose 23.9% to TRY242 million (TRY195 million). Growth was driven mainly by the 78% rise in Paycell revenues while finance company’s revenues were stable on a year-on-year basis. Please refer to the Techfin section for details.

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Second Quarter 2021 Results

Other subsidiaries' revenues, at 11% of Group revenues, which include mainly non-group call center and energy business revenues, and consumer electronics sales revenues rose 42.1% to TRY961 million (TRY676 million). This was driven mainly by increased equipment revenues supported by digital channels.

Cost of revenue (excluding depreciation and amortization) rose to 51.4% (50.5%) as a percentage of revenues in Q221. This was due mainly to the rise in cost of goods sold (1.4pp) despite the decline in other cost items (0.5pp).

Administrative Expenses increased to 2.6% (2.4%) as a percentage of revenues in Q221.

Selling and Marketing Expenses increased to 4.8% (4.7%) as a percentage of revenues in Q221. This was driven mainly by the increase in marketing expenses (0.3pp), despite the decline in selling expenses (0.2pp) as a percentage of revenues.

Net impairment losses on financial and contract assets declined to 0.6% (1.5%) as a percentage of revenues in Q221 mainly on improved collection performance.

EBITDA1 rose by 22.7% year-on-year in Q221 leading to an EBITDA margin of 40.5% (40.8%).

-	Turkcell Turkey’s EBITDA rose 19.2% year-on-year to TRY2,869 million (TRY2,407 million) leading to an EBITDA margin of 44.1% (44.0%).

-	Turkcell International EBITDA grew 48.9% year-on-year to TRY405 million (TRY272 million) with an EBITDA margin of 48.2% (47.0%).

-	Techfin segment EBITDA rose 31.4% to TRY135 million (TRY103 million) with an EBITDA margin of 56.0% (52.8%).

-	The EBITDA of other subsidiaries stood at TRY57 million (TRY43 million).

Depreciation and amortization expenses increased 20.1% year-on-year in Q221.

Net finance expense increased to TRY565 million (TRY234 million) in Q221. Despite higher interest income on time deposits, this was driven by the fair value change of short term fx swap transactions executed to generate TRY funding and higher interest expense relating to financing of working capital.

See Appendix A for details of net foreign exchange gain and loss.

Income tax expense: The current tax expense of TRY224 million was more than offset by TRY460 million deferred tax income reported in Q221.

Please note that in Q221, we made use of the right introduced by Article 11 of the Law No. 7326, which allows the revaluation of properties and depreciable economic assets under certain conditions. As per the law, the respective assets can be revalued with PPI until the year-end and a 2% tax is applied for the revaluation difference. For revalued assets, the valuation difference can be depreciated and written-off as an expense. This resulted in a positive impact on deferred tax asset reported in Q221. Please refer to our consolidated financial statements and notes as at June 30, 2021 for details.

Net income of the Group rose 30.6% to TRY1,113 million (TRY852 million) in Q221 driven mainly by strong operational profitability despite the higher net finance expense registered in Q221.

As per our announcement dated August 7, 2021, our Company was imposed tax assessment in relation to the tax investigation that was conducted with respect to Special Communication Tax for 2017 and with respect to Special Communication Tax, Value Added Tax and Corporate Tax for 2018. We also disclosed that we would benefit from restructuring provisions as per the Law No. 7326 for this tax assessment and the process would be completed upon payment of TRY258 million by our Company on September 30, 2021. The impact of this tax restructuring and various other cost items with one-off nature was balanced by the positive deferred tax income impact resulting from asset revaluation, which was explained above.

Total cash & debt: Consolidated cash as of June 30, 2021 decreased to TRY12,443 million from TRY13,467 million as of March 31, 2021 due mainly to the first installment payment of the dividend and debt repayments. Excluding FX swap transactions, 87% of our cash is in US$, 9% in EUR, and 3% in TRY.

(1) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income

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Second Quarter 2021 Results

Consolidated debt as of June 30, 2021 decreased to TRY24,077 million from TRY24,896 million as of March 31, 2021 due to mainly debt repayments despite the impact of currency movements. Please note that TRY2,172 million of our consolidated debt is comprised of lease obligations.

Consolidated debt breakdown excluding lease obligations:

-	Turkcell Turkey’s debt was at TRY19,775 million, of which TRY12,019 million (US$1,381 million) was denominated in US$, TRY6,586 million (EUR635 million) in EUR, TRY516 million (CNY385 million) in CNY, and the remaining TRY653 million in TRY.

-	The finance company had a debt balance of TRY1,001 million, of which TRY247 million (US$28 million) was denominated in US$, and TRY495 million (EUR48 million) in EUR with the remaining TRY259 million in TRY.

-	The debt balance of lifecell was TRY1,130 million, fully denominated in UAH.

TRY1,070 million of lease obligations is denominated in TRY, TRY64 million (US$7 million) in US$, TRY233 million (EUR22 million) in EUR, and the remaining balance in other local currencies (Please note that the figures in parentheses refer to US$ or EUR equivalents).

Net debt as of June 30, 2021 was at TRY11,635 million with a net debt to EBITDA ratio of 0.9 times. Excluding finance company consumer loans, our telco only net debt was at TRY9,861 million with a leverage of 0.8 times.

Turkcell Group had a long FX position of US$146 million as at the end of second quarter. (Please note that this figure takes advance payments into account).

Capital expenditures: Capital expenditures, including non-operational items, amounted to TRY2,713 million in Q221. In Q221 and H121, operational capital expenditures (excluding license fees) at the Group level were at 24.5% and 21.8% of total revenues, respectively.

Capital expenditures (million TRY)	Quarter		Half Year
	Q220	Q221	H120	H121
Operational Capex	1,171.7	2,097.6	2,008.4	3,565.5
License and Related Costs	3.5	-	31.6	-
Non-operational Capex (Including IFRS15 & IFRS16)	586.4	615.5	1,281.6	1,404.8
Total Capex	1,761.6	2,713.1	3,321.6	4,970.3

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Second Quarter 2021 Results

Summary of Operational Data	Q220	Q121	Q221	y/y %	q/q %
Number of subscribers (million)	36.5	37.4	38.1	4.4%	1.9%
Mobile Postpaid (million)	21.2	22.4	22.9	8.0%	2.2%
Mobile M2M (million)	2.6	2.9	3.0	15.4%	3.4%
Mobile Prepaid (million)	12.2	11.6	11.7	(4.1%)	0.9%
Fiber (thousand)	1,554.1	1,714.3	1,754.1	12.9%	2.3%
ADSL (thousand)	702.9	716.3	725.5	3.2%	1.3%
Superbox (thousand)[1]	490.7	614.6	625.7	27.5%	1.8%
Cable (thousand)	64.9	64.9	62.2	(4.2%)	(4.2%)
IPTV (thousand)	772.4	920.7	961.0	24.4%	4.4%
Churn (%)[2]
Mobile Churn (%)[3]	1.9%	1.8%	1.7%	(0.2pp)	(0.1pp)
Fixed Churn (%)	1.6%	1.6%	1.3%	(0.3pp)	(0.3pp)
ARPU[4] (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	42.6	46.0	48.2	13.1%	4.8%
Mobile ARPU, blended (excluding M2M)	46.0	49.9	52.3	13.7%	4.8%
Postpaid	55.7	57.8	59.9	7.5%	3.6%
Postpaid (excluding M2M)	63.3	65.8	68.1	7.6%	3.5%
Prepaid	19.8	23.4	25.5	28.8%	9.0%
Fixed Residential ARPU, blended	67.5	73.9	76.4	13.2%	3.4%
Residential Fiber ARPU	68.9	74.3	76.6	11.2%	3.1%
Average mobile data usage per user (GB/user)	11.7	12.6	13.4	14.5%	6.3%
Mobile MoU (Avg. Monthly Minutes of usage per subs) blended	511.9	532.0	564.8	10.3%	6.2%

(1) Superbox subscribers are included in mobile subscribers.

(2) Churn figures represent average monthly churn figures for the respective quarters.

(3) In Q117, our churn policy was revised to extend from 9 months to 12 months (the period at the end of which we disconnect prepaid subscribers who have not topped up above TRY10). Additionally, under our revised policy, prepaid customers who last topped up before March is disconnected at the latest by year-end. As a regulatory requirement, we started to disconnect prepaid lines in accordance with the new ICTA regulation, which requires deactivation of prepaid lines which lack residency documents by the 6th month of subscription starting from 2019. Furthermore, as required by the ICTA, the line of a deceased customer should either be transferred to a successor/another user or terminated. Lines, which are not transferred or terminated, are to be disconnected at the end of seven months.

(4) We have historically recorded all TV-related revenue under Turkcell Superonline and presented the related ARPU under fixed residential ARPU. As previously announced, our TV business has become a separate standalone subsidiary. In order to reflect this change in our organization, we decided to shift mobile OTT TV ARPU from fixed residential ARPU into mobile ARPU starting from Q320. We note that mobile TV revenues are generated by mobile subscribers. IPTV revenues will continue to be recorded under Turkcell Superonline and included under residential fixed ARPU. Moreover, starting from Q121, as a consequence of the change in reportable segments, commission revenues resulting from devices and accessories sales have been excluded from the mobile ARPU of Turkcell Turkey since these commissions are now reported under the Other segment.

We continued our strong customer net addition performance in Q221. We grew our subscriber base in Turkcell Turkey registering 617 thousand net quarterly additions, reaching 38.1 million in total. We achieved a total of 1.3 million net additions in the first half of the year. This was driven by our customer-oriented approach, rich value proposition to our customers and retention focus supported by our data analytics capabilities.

On the mobile front, our subscriber base reached 34.6 million on 530 thousand quarterly net additions in Q221. Our postpaid subscribers grew on 501 thousand net quarterly additions. Accordingly, our postpaid subscribers reached 66.2% (63.5%) of our mobile subscriber base as at the end of Q221.

On the fixed front, our subscriber base exceeded 2.5 million on 46 thousand quarterly net annual additions. We registered 40 thousand quarterly net additions to our fiber subscribers. Superbox, our fixed wireless access product, reached 626 thousand subscribers on 11 thousand quarterly net additions in Q221. Our cable subscribers were at 62 thousand by the end of the quarter. Meanwhile, our IPTV subscribers rose to 961 thousand on 40 thousand quarterly net additions. Accordingly, our IPTV product reached 62% penetration among fiber residential subscribers.

10

Second Quarter 2021 Results

The average monthly mobile churn rate declined to 1.7% in Q221, which is the lowest print since Q118. This was driven by our customer-oriented approach, offerings with rich value propositions and proactive retention actions based on analytical models. Lower mobility due to pandemic restrictions, which led to lower portability among operators, also had a positive impact on churn rate. The average monthly fixed churn rate declined to 1.3%, the lowest since Q212. This performance was driven mainly by proactive retention offers.

Our mobile ARPU (excluding M2M) rose 13.7% year-on-year in Q221 on the back of a larger postpaid subscriber base, upsell efforts and price adjustments, as well as increased data usage.

Our residential fiber ARPU growth was 11.2% year-on-year, driven mainly by upsell efforts to faster speed offers and increased IPTV penetration.

Average monthly mobile data usage per user rose 14.5% year-on-year to 13.4 GB with the increasing number and data consumption of 4.5G users. Accordingly, the average mobile data usage of 4.5G users reached 15.1 GB in Q221.

Total smartphone penetration on our network reached 84% in Q221 on a 5.0pp year-on-year increase. 92% of those smartphones were 4.5G compatible. The number of 4.5G subscriptions reached 33.0 million, while only 70% of these subscriptions had 4.5G compatible smartphones as at the end of Q221.

11

Second Quarter 2021 Results

TURKCELL INTERNATIONAL

lifecell[1] Financial Data		Quarter			Half Year
	Q220	Q221	y/y%	H120	H121	y/y%
Revenue (million UAH)	1,596.3	2,017.8	26.4%	3,176.4	3,917.1	23.3%
EBITDA (million UAH)	880.1	1,131.3	28.5%	1,678.2	2,208.1	31.6%
EBITDA margin (%)	55.1%	56.1%	1.0pp	52.8%	56.4%	3.6pp
Net income / (loss) (million UAH)	(34.0)	116.0	(441.2%)	(184.9)	199.2	(207.7%)
Capex (million UAH)	440.8	988.1	124.2%	1,076.0	1,560.6	45.0%
Revenue (million TRY)	402.3	615.6	53.0%	788.7	1,124.4	42.6%
EBITDA (million TRY)	221.8	345.3	55.7%	417.0	633.9	52.0%
EBITDA margin (%)	55.1%	56.1%	1.0pp	52.9%	56.4%	3.5pp
Net income / (loss) (million TRY)	(8.3)	35.4	(526.5%)	(45.3)	57.8	(227.6%)

(1) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell (Ukraine) registered a robust financial performance in Q221. lifecell revenues rose by 26.4% year-on-year in local currency terms on the back of strong ARPU performance, driven mainly by increased mobile data revenues, and subscriber base growth. Meanwhile, lifecell’s EBITDA rose 28.5% year-on-year, which led to an EBITDA margin of 56.1%. This was mainly the result of a strong revenue growth performance. Solid operational performance allowed lifecell to sustain its positive net income performance in Q221.

lifecell revenues in TRY terms rose 53.0% year-on-year in Q221 reflecting strong operational performance as well as the positive impact of currency movements. lifecell’s EBITDA in TRY terms grew by 55.7% leading to an EBITDA margin of 56.1%.

lifecell Operational Data	Q220	Q121	Q221	y/y%	q/q%
Number of subscribers (million)[2]	8.9	9.2	9.5	6.7%	3.3%
Active (3 months)[3]	7.6	8.0	8.4	10.5%	5.0%
MOU (minutes) (12 months)	175.8	177.2	186.8	6.3%	5.4%
ARPU (Average Monthly Revenue per User), blended (UAH)	59.7	68.1	71.9	20.4%	5.6%
Active (3 months) (UAH)	70.3	78.7	81.9	16.5%	4.1%

(2) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.

(3) Active subscribers are those who in the past three months made a revenue generating activity.

lifecell’s three-month active subscriber base rose to 8.4 million on the back of customer retention focus, regional offers and rich content packages. lifecell continued its strong ARPU performance in Q221. Accordingly, the ARPU of its 3-month active users grew 16.5% year-over-year on the back of increased mobile data consumption.

lifecell continued to penetrate its 4.5G services within its customer base in Q221. The 3-month active 4.5G subscriber base expanded by 49% year-on-year to 69% of total data users as at the end of Q221. The growing share of the 4.5G subscriber base continued to support the data consumption increase. Accordingly, average monthly data consumption per user increased by 25% year-on-year in Q221. Meanwhile, lifecell continued its leadership of the Ukrainian market in smartphone penetration, which had reached 82.3% as of the end of Q221.

In line with Turkcell’s global digital services strategy, lifecell maintained its focus on increasing the penetration of its digital services within its customer base. In Q221, lifecell introduced a game-based education service for kids. lifecell also launched the Smartbook service, which is a library of bestsellers in summary format.

12

Second Quarter 2021 Results

BeST[1]		Quarter			Half Year
	Q220	Q221	y/y%	H120	H121	y/y%
Number of subscribers (million)	1.4	1.4	-	1.4	1.4	-
Active (3 months)	1.0	1.0	-	1.0	1.0	-
Revenue (million BYN)	32.6	37.1	13.8%	65.1	75.0	15.2%
EBITDA (million BYN)	7.6	9.5	25.0%	16.0	18.6	16.3%
EBITDA margin (%)	23.3%	25.5%	2.2pp	24.6%	24.8%	0.2pp
Net loss (million BYN)	(8.9)	(7.8)	(12.4%)	(17.0)	(15.9)	(6.5%)
Capex (million BYN)	8.7	10.1	16.1%	19.7	28.1	42.6%
Revenue (million TRY)	91.0	121.9	34.0%	180.1	231.3	28.4%
EBITDA (million TRY)	21.2	31.2	47.2%	44.3	57.7	30.2%
EBITDA margin (%)	23.3%	25.6%	2.3pp	24.6%	24.9%	0.3pp
Net loss (million TRY)	(24.9)	(25.7)	3.2%	(47.1)	(49.0)	4.0%

(1) BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.

BeST revenues grew 13.8% year-on-year in Q221 in local currency terms, driven mainly by increase in voice revenues and growth in mobile data revenues with the rising penetration of 4G subscribers. Messaging revenues also contributed to topline revenue growth. BeST’s EBITDA grew 25.0% year-on-year resulting in an EBITDA margin of 25.5% on 2.2pp improvement driven mainly by cost control measures. BeST’s revenues in TRY terms grew by 34.0% year-on-year in Q221, while its EBITDA margin was at 25.6%.

BeST continued to expand its 4G network and its 4G subscribers in Q221. In Q221, BeST launched LTE800 services over beCloud’s network in Mogilev and Minsk, which enables higher coverage and improves customer satisfaction. All these efforts helped BeST to lead the market in terms of 4G geographical coverage and increase the penetration of its 4G subscribers. Accordingly, 4G users reached 68% of the 3-month active subscriber base, which continued to support mobile data consumption and digital services usage. In Q221, the average monthly data consumption of subscribers rose by 25% year-over-year to 13.2GB.

BeST continued to increase the penetration of its digital services which supports ARPU growth and customer loyalty. Accordingly, 34% of 3-month active subscribers use at least one digital service.

Kuzey Kıbrıs Turkcell[2] (million TRY)		Quarter			Half Year
	Q220	Q221	y/y%	H120	H121	y/y%
Number of subscribers (million)	0.5	0.5	-	0.5	0.5	-
Revenue	53.4	72.9	36.5%	107.9	134.8	24.9%
EBITDA	19.5	26.7	36.9%	39.9	51.2	28.3%
EBITDA margin (%)	36.6%	36.6%	-	36.9%	38.0%	1.1pp
Net income	8.0	12.2	52.5%	14.9	22.1	48.3%
Capex	9.8	12.7	29.6%	26.1	28.5	9.2%

(2) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999

Kuzey Kıbrıs Turkcell revenues grew 36.5% year-on-year in Q221, driven mainly by increased equipment sales and the rise in data and voice revenues. The EBITDA of Kuzey Kıbrıs Turkcell rose 36.9% year-on-year on the back of strong revenue growth leading to an EBITDA margin of 36.6%.

13

Second Quarter 2021 Results

TECHFIN

Paycell Financial Data (million TRY)		Quarter			Half Year
	Q220	Q221	y/y%	H120	H121	y/y%
Revenue	63.0	112.0	77.8%	127.4	210.1	64.9%
EBITDA	26.9	49.6	84.4%	63.4	102.9	62.3%
EBITDA Margin (%)	42.7%	44.3%	1.6pp	49.7%	49.0%	(0.7pp)
Net Income	19.2	29.9	55.7%	47.8	70.1	46.7%

Paycell has seen another quarter of robust financial results. This strong performance resulted mainly from the demand for digital payment services that increased rapidly in a period of changing payment habits. In line with the increasing demand, Paycell reported increasing volumes for its mobile payment solutions, particularly for its Buy Now Pay Later (BNPL) product. Accordingly, the quarterly transaction volume of BNPL (non-group) rose 94% to TRY418 million. Meanwhile, Paycell card transactions more than quadrupled year-on-year to TRY301 million. Overall, the total transaction volume (including group and non-group) reached TRY2.5 billion for the quarter with the increase in active users and increased usage. The number of Paycell’s 3-month active users increased to 5.5 million as at the end of Q221. This was driven mainly by the rise in digital content consumption and functionality of the Paycell application.

Increasing transaction volumes together with the rise in the number of customers allowed Paycell to register solid revenue growth of 77.8% year-on year. Paycell’s EBITDA rose 84.4% year-on-year leading to an EBITDA margin of 44.3%. Paycell’s net income rose 55.7% to TRY29.9 million in Q221, mainly due to strong operational performance.

Financell Financial Data (million TRY)		Quarter			Half Year
	Q220	Q221	y/y%	H120	H121	y/y%
Revenue	132.0	131.5	(0.4%)	294.6	261.5	(11.2%)
EBITDA	75.3	86.6	15.0%	174.7	171.9	(1.6%)
EBITDA Margin (%)	57.0%	65.9%	8.9pp	59.3%	65.7%	6.4pp
Net Income	47.5	68.3	43.8%	110.2	163.3	48.2%

Financell registered a stable revenue performance on a year-on-year basis. This was mainly due to the slow-down in loan portfolio contraction and a slightly higher average interest rate on the loan portfolio compared to the same period of the last year. Meanwhile, Financell reported EBITDA growth of 15.0% year-on-year, resulting in an EBITDA margin of 65.9% on an 8.9pp improvement. This was driven mainly by the successful collection performance, the customer portfolio improvement with better credit scoring and the sale of doubtful receivables which led to an improvement in bad debt expenses. Net income increased 43.8% year-on-year driven mainly by better operational performance and lower FX loss after hedging.

Financell’s loan portfolio was at TRY1.8 million in Q221 and Q220. The installment limitation on consumer loans for telecom devices still limit the growth of the loan portfolio. Moreover, Financell’s cost of risk declined to 0.2% from 1.0% in Q121, due mainly to a successful collection performance and customer portfolio improvement. Please also note that 83% of the loans granted by Financell over the past years are covered by an insurance product. Meanwhile, Financell reached 1.3 million active customers as at the end of the second quarter. Accordingly, Financell’s market share for loans granted in Turkey under TRY5 thousand was 20%.

14

Second Quarter 2021 Results

Turkcell Group Subscribers

Turkcell Group registered subscribers amounted to approximately 49.6 million as of June 30, 2021. This figure is calculated by taking the number of subscribers of Turkcell Turkey, and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell and BeST, as well as those of Kuzey Kıbrıs Turkcell.

Turkcell Group Subscribers	Q220	Q121	Q221	y/y%	q/q%
Mobile Postpaid (million)	21.2	22.4	22.9	8.0%	2.2%
Mobile Prepaid (million)	12.2	11.6	11.7	(4.1%)	0.9%
Fiber (thousand)	1,554.1	1,714.3	1,754.1	12.9%	2.3%
ADSL (thousand)	702.9	716.3	725.5	3.2%	1.3%
Superbox (thousand)[1]	490.7	614.6	625.7	27.5%	1.8%
Cable (thousand)	64.9	64.9	62.2	(4.2%)	(4.2%)
IPTV (thousand)	772.4	920.7	961.0	24.4%	4.4%
Turkcell Turkey subscribers (million)[2]	36.5	37.4	38.1	4.4%	1.9%
lifecell (Ukraine)	8.9	9.2	9.5	6.7%	3.3%
BeST (Belarus)	1.4	1.4	1.4	-	-
Kuzey Kıbrıs Turkcell	0.5	0.5	0.5	-	-
Turkcell Group Subscribers (million)	47.4	48.6	49.6	4.6%	2.1%

(1) Superbox subscribers are included in mobile subscribers.

(2) Subscribers to more than one service are counted separately for each service.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

			Quarter			Half Year
	Q220	Q121	Q221	y/y%	q/q%	H120	H121	y/y%
GDP Growth (Turkey)	(10.3%)	7.0%	n.a	n.a	n.a	(3.3%)	n.a	n.a
Consumer Price Index (Turkey)(yoy)	12.6%	16.2%	17.5%	4.9pp	1.3pp	12.6%	17.5%	4.9pp
US$ / TRY rate
Closing Rate	6.8422	8.3260	8.7052	27.2%	4.6%	6.8422	8.7052	27.2%
Average Rate	6.8239	7.5086	8.4135	23.3%	12.1%	6.4829	7.9610	22.8%
EUR / TRY rate
Closing Rate	7.7082	9.7741	10.3645	34.5%	6.0%	7.7082	10.3645	34.5%
Average Rate	7.5383	9.0683	10.1310	34.4%	11.7%	7.1642	9.5996	34.0%
US$ / UAH rate
Closing Rate	26.69	27.89	27.18	1.8%	(2.5%)	26.69	27.18	1.8%
Average Rate	27.08	28.07	27.59	1.9%	(1.7%)	26.10	27.83	6.6%
US$ / BYN rate
Closing Rate	2.4008	2.6242	2.5312	5.4%	(3.5%)	2.4008	2.5312	5.4%
Average Rate	2.4492	2.6112	2.5574	4.4%	(2.1%)	2.3462	2.5843	10.1%

15

Second Quarter 2021 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes translation gain/(loss), finance income, finance expense, share of profit of equity accounted investees, gain on sale of investments, minority interest and other income/(expense).

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

Turkcell Group (million TRY)		Quarter			Half Year
	Q220	Q221	y/y%	H120	H121	y/y%
Adjusted EBITDA	2,824.3	3,465.9	22.7%	5,633.3	6,772.4	20.2%
Depreciation and amortization	(1,451.5)	(1,742.9)	20.1%	(2,823.6)	(3,398.8)	20.4%
EBIT	1,372.8	1,723.0	25.5%	2,809.8	3,373.5	20.1%
Finance income	506.2	(541.6)	(207.0%)	1,127.7	1,060.3	(6.0%)
Finance costs	(740.0)	(23.5)	(96.8%)	(1,582.9)	(1,832.5)	15.8%
Other income / (expense)	(51.1)	(292.5)	472.4%	(145.1)	(304.6)	109.9%
Share of profit of equity accounted investees	(0.0)	10.9	-	(3.3)	28.6	n.m
Consolidated profit before income tax & minority interest	1,087.9	876.3	(19.5%)	2,206.2	2,325.4	5.4%
Income tax expense	(234.9)	236.2	n.m	(479.3)	(107.9)	(77.5%)
Consolidated profit before minority interest	853.0	1,112.5	30.4%	1,726.9	2,217.5	28.4%

16

Second Quarter 2021 Results

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex for 2021. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, "will," "expect," "intend," "estimate," "believe", "continue" and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2020 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 4 countries – Turkey, Ukraine, Belarus, and Northern Cyprus. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY8.5 billion revenue in Q221 with total assets of TRY55.9 billion as of June 30, 2021. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr.

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

17

Second Quarter 2021 Results

Appendix A – Tables

Table: Net foreign exchange gain and loss details

Million TRY		Quarter			Half Year
	Q220	Q221	y/y%	H120	H121	y/y%
Net FX loss before hedging	(541.6)	242.4	n.m	(1,229.9)	(1,375.7)	11.9%
Swap interest income/(expense)	(102.8)	(109.4)	6.4%	(224.7)	(224.0)	(0.3%)
Fair value gain on derivative financial instruments	548.7	(651.3)	(218.7%)	1,257.7	804.8	(36.0%)
Net FX gain / (loss) after hedging	(95.7)	(518.4)	441.7%	(196.9)	(794.9)	303.7%

Table: Income tax expense details

Million TRY		Quarter			Half Year
	Q220	Q221	y/y%	H120	H121	y/y%
Current tax expense	(197.0)	(224.1)	13.8%	(358.5)	(387.3)	8.0%
Deferred tax income / (expense)	(37.9)	460.4	n.m	(120.7)	279.4	n.m
Income Tax expense	(234.9)	236.2	n.m	(479.3)	(107.9)	(77.5%)

18

TURKCELL ILETISIM HIZMETLERI A.S.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As at 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	30 June 2021	31 December 2020
Assets
Property, plant and equipment	9	15,312,041	13,902,730
Right of use assets	11	2,357,563	2,380,174
Intangible assets	10	13,268,185	12,367,784
Investment properties		13,220	13,675
Trade receivables		256,436	222,451
Receivables from financial services		100,097	75,717
Contract assets		107,868	128,114
Deferred tax assets		1,270,700	836,608
Investment in equity accounted investees		238,329	103,926
Other non-current assets		425,292	883,842
Total non-current assets		33,349,731	30,915,021
Inventories		406,407	203,715
Trade receivables		4,127,794	3,465,797
Due from related parties		69,654	16,476
Receivables from financial services		1,696,756	1,886,381
Contract assets		1,024,704	972,052
Derivative financial instruments	16	1,147,152	917,437
Financial asset at amortized cost		166,261	172,363
Financial asset at fair value through other comprehensive income	13	505,518	529,610
Cash and cash equivalents	12	12,442,678	11,860,555
Other current assets		924,188	558,986
Total current assets		22,511,112	20,583,372
Total assets		55,860,843	51,498,393
Equity
Share capital		2,200,000	2,200,000
Share premium		269	269
Treasury shares		(128,057)	(147,914)
Additional paid-in capital		35,026	35,026
Reserves		2,606,040	2,400,000
Remeasurements of employee termination benefit		(94,684)	(94,684)
Retained earnings		15,634,684	16,392,070
Total equity attributable to equity holders of Turkcell İletisim Hizmetleri A.Ş (“the Company”)		20,253,278	20,784,767
Non-controlling interests		210	171
Total equity		20,253,488	20,784,938

The above condensed consolidated interim statement of financial position should be read in conjunction with the accompanying notes.

1

TURKCELL ILETISIM HIZMETLERI A.S.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As at 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	30 June 2021	31 December 2020
Liabilities
Borrowings	15	18,616,540	16,353,685
Employee benefit obligations		444,584	381,923
Provisions		442,811	411,931
Deferred tax liabilities		1,365,376	1,337,831
Contract liabilities		172,174	164,764
Other non-current liabilities		575,994	498,059
Total non-current liabilities		21,617,479	19,148,193
Borrowings	15	5,460,870	5,232,737
Current tax liabilities		223,307	134,175
Trade and other payables		6,366,654	4,976,605
Due to related parties		738,681	40,355
Deferred revenue		125,880	116,921
Provisions		630,099	630,288
Contract liabilities		376,772	315,070
Derivative financial instruments	16	67,613	119,111
Total current liabilities		13,989,876	11,565,262
Total liabilities		35,607,355	30,713,455
Total equity and liabilities		55,860,843	51,498,393

The above condensed consolidated interim statement of financial position should be read in conjunction with the accompanying notes.

2

TURKCELL İLETİSİM HİZMETLERİ A.S.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS

For the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Six months ended		Three months ended
	Note	30 June 2021	30 June 2020	30 June 2021	30 June 2020
Revenue	8	15,934,802	13,167,448	8,321,285	6,728,931
Revenue from financial services		439,992	414,652	226,997	194,972
Total revenue		16,374,794	13,582,100	8,548,282	6,923,903
Cost of revenue		(11,580,713)	(9,437,852)	(6,068,236)	(4,903,586)
Cost of revenue from financial services		(125,230)	(81,694)	(68,774)	(46,494)
Total cost of revenue		(11,705,943)	(9,519,546)	(6,137,010)	(4,950,080)
Gross profit		4,354,089	3,729,596	2,253,049	1,825,345
Gross profit from financial services		314,762	332,958	158,223	148,478
Total gross profit		4,668,851	4,062,554	2,411,272	1,973,823
Other income		73,455	55,917	30,160	23,056
Selling and marketing expenses		(771,988)	(676,562)	(413,810)	(327,865)
Administrative expenses		(422,970)	(354,705)	(223,619)	(166,419)
Net impairment losses on financial and contract assets		(100,362)	(221,518)	(50,831)	(106,751)
Other expenses		(378,095)	(201,055)	(322,660)	(74,172)
Operating profit		3,068,891	2,664,631	1,430,512	1,321,672
Finance income	6	1,060,280	1,127,698	(541,623)	506,189
Finance costs	6	(1,832,461)	(1,582,874)	(23,500)	(739,961)
Net finance costs / income		(772,181)	(455,176)	(565,123)	(233,772)
Share of profit of equity accounted investees		28,645	(3,262)	10,906	(14)
Profit before income tax		2,325,355	2,206,193	876,295	1,087,886
Income tax expense	7	(107,900)	(479,271)	236,247	(234,878)
Profit from continuing operations		2,217,455	1,726,922	1,112,542	853,008
Profit for the year		2,217,455	1,726,922	1,112,542	853,008
Profit for the year is attributable to:
Owners of the Company		2,217,416	1,724,396	1,112,527	851,674
Non-controlling interests		39	2,526	15	1,334
Total		2,217,455	1,726,922	1,112,542	853,008
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)		1.02	0.79	0.51	0.39
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)		1.02	0.79	0.51	0.39

The above condensed consolidated interim statement of profit or loss should be read in conjunction with the accompanying notes.

3

TURKCELL İLETİSİM HİZMETLERİ A.S.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

For the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Six months ended		Three months ended
	30 June 2021	30 June 2020	30 June 2021	30 June 2020
Profit for the period	2,217,455	1,726,922	1,112,542	853,008
Other comprehensive income/(loss):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	620,550	141,358	226,088	218,236
Fair value reserve	270	(4,696)	2,433	1,872
Cash flow hedges - effective portion of changes in fair value	933,137	726,006	255,160	305,724
Cash flow hedges - reclassified to profit or loss	(821,486)	(768,791)	(290,664)	(325,245)
Cost of hedging reserve - changes in fair value	(604,450)	(304,230)	(31,673)	(40,953)
Cost of hedging reserve - reclassified to profit or loss	48,487	65,828	(4,551)	15,439
Loss on hedges of net investments in foreign operations	(334,123)	(169,602)	(145,958)	(80,284)
Income tax relating to these items	(25,360)	85,261	(38,222)	(87,240)
- Income tax relating to exchange differences	(180,993)	(14,945)	(81,229)	(114,397)
- Income tax relating to fair value reserve	(53)	1,033	(529)	(412)
- Income tax relating to cash flow hedges	(22,329)	9,413	7,102	4,295
- Income tax relating to cost of hedging reserve	111,191	52,448	7,243	5,612
- Income tax relating to hedges of net investments	66,824	37,312	29,191	17,662
Other comprehensive income/(loss) for the year, net of income tax	(182,975)	(228,866)	(27,387)	7,549
Total comprehensive income for the year	2,034,480	1,498,056	1,085,155	860,557
Total comprehensive income for the year is attributable to:
Owners of the Company	2,034,441	1,495,530	1,085,140	859,218
Non-controlling interests	39	2,526	15	1,339
Total	2,034,480	1,498,056	1,085,155	860,557
Total comprehensive income for the year attributable to owners of the Company arises from:
Continuing operations	2,034,441	1,495,530	1,085,140	859,218
Total	2,034,441	1,495,530	1,085,140	859,218

The above condensed consolidated interim statement of comprehensive income should be read in conjunction with the accompanying notes.

4

TURKCELL İLETİSİM HİZMETLERİ A.S.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal reserves (*)	Fair value reserve (*)	Net investment hedge (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Foreign currency translation reserve (*)	Remeasurement of employee termination benefit	Retained earnings	Total	Non-controlling interests	Total equity
Balance at 1 January 2020	2,200,000	(144,152)	35,026	269	2,773,105	3,472	(43,203)	(155,002)	(212,159)	450,146	(63,539)	13,202,526	18,046,489	36,455	18,082,944
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	1,724,396	1,724,396	2,526	1,726,922
Other comprehensive income/(loss), net of income tax	—	—	—	—	—	(3,663)	(132,290)	(33,372)	(185,954)	126,413	—	—	(228,866)	—	(228,866)
Total comprehensive income/(loss)	—	—	—	—	—	(3,663)	(132,290)	(33,372)	(185,954)	126,413	—	1,724,396	1,495,530	2,526	1,498,056
Acquisition of treasury shares (-)	—	(9,994)	—	—	—	—	—	—	—	—	—	—	(9,994)	—	(9,994)
Transfer to legal reserve	—	—	—	—	117,418	—	—	—	—	—	—	(117,418)	—	—	—
Dividends paid	—	—	—	—	—	—	—	—	—	—	—	—	—	(32,856)	(32,856)
Balance at 30 June 2020	2,200,000	(154,146)	35,026	269	2,890,523	(191)	(175,493)	(188,374)	(398,113)	576,559	(63,539)	14,809,504	19,532,025	6,125	19,538,150
Balance at 1 January 2021	2,200,000	(147,914)	35,026	269	3,009,025	1,985	(339,478)	(151,045)	(607,714)	487,227	(94,684)	16,392,070	20,784,767	171	20,784,938
Profit for the year	—	—	—	—	—	—	—	—	—	—	—	2,217,416	2,217,416	39	2,217,455
Other comprehensive income/(loss), net of income tax	—	—	—	—	—	217	(267,299)	89,322	(444,772)	439,557	—	—	(182,975)	—	(182,975)
Total comprehensive income/(loss)	—	—	—	—	—	217	(267,299)	89,322	(444,772)	439,557	—	2,217,416	2,034,441	39	2,034,480
Transfers to legal reserves	—	—	—	—	389,015	—	—	—	—	—	—	(389,015)	—	—	—
Dividend paid (Note 14)	—	19,857	—	—	—	—	—	—	—	—	—	(2,585,787)	(2,565,930)	—	(2,565,930)
Balance at 30 June 2021	2,200,000	(128,057)	35,026	269	3,398,040	2,202	(606,777)	(61,723)	(1,052,486)	926,784	(94,684)	15,634,684	20,253,278	210	20,253,488

(*) Included in Reserves in the condensed consolidated interim statement of financial position.

The above condensed consolidated interim statement of changes in equity should be read in conjunction with the accompanying notes.

5

TURKCELL İLETİSİM HİZMETLERİ A.S.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

For the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Six months ended 30 June
	Note	2021	2020
Cash flows from operating activities:
Profit before income tax from
Continuing operations		2,217,455	1,726,922
Profit before income tax including discontinued operations Adjustments for:		2,217,455	1,726,922
Depreciation and impairment of property, plant and equipment and investment properties	9	1,381,672	1,162,152
Amortization of intangible assets and right of use assets	10,11	2,013,136	1,658,726
Impairment on property, plant and equipment and intangible asset		4,035	2,692
Net finance expense	15	233,340	509,179
Fair value adjustments to derivatives		(777,875)	(1,257,718)
Income tax expense		107,900	479,271
Gain on sale of property, plant and equipment		(22,810)	(20,565)
Unrealized foreign exchange losses on operating assets		3,068,342	2,178,661
Provisions		646,349	490,100
Share of profit of equity accounted investees		(28,645)	3,262
Non-cash other adjustments		(9,780)	(7,882)
		8,833,119	6,924,800
Change in operating assets/liabilities
Change in trade receivables		(745,995)	(844,112)
Change in due from related parties		(53,157)	2,120
Change in receivables from financial services		161,913	572,661
Change in inventories		(202,692)	(92,393)
Change in other current assets		(297,666)	156,032
Change in other non-current assets		8,414	(18,472)
Change in due to related parties		698,304	(5,340)
Change in trade and other payables		(643,533)	159,179
Change in other non-current liabilities		11	—
Change in employee benefit obligations		(15,066)	(11,138)
Change in deferred revenue		1,797	51,818
Change in short term contract asset		(53,752)	58,368
Change in long term contract asset		20,246	1,342
Change in short term contract liability		61,702	15,321
Change in long term contract liability		7,410	34,969
Changes in other working capital		(495,446)	(446,322)
Cash generated from operations		7,285,609	6,558,833
Interest paid		(813,535)	(796,961)
Income tax paid		(296,172)	(234,680)
Net cash inflow from operating activities		6,175,902	5,527,192
Cash flows from investing activities:
Acquisition of property, plant and equipment	9	(2,463,999)	(1,391,820)
Acquisition of intangible assets	10	(1,998,678)	(1,381,438)
Proceeds from sale of property, plant and equipment		72,309	45,086
Proceeds from advances given for acquisition of property, plant and equipment		450,136	35,465
Contribution of increase of share capital in joint ventures/associates		(105,758)	(38,950)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		399,619	672,277
Cash outflows from sale of shares or borrowing instruments of other enterprises or funds		(218,743)	(684,814)
Payments for financial assets at amortized cost		(105,742)	(73,676)
Interest received		728,277	368,884
Net cash outflow from investing activities		(3,242,579)	(2,448,986)
Cash flows from financing activities:
Proceeds from derivative instruments		605,790	1,836,593
Repayments of derivative instruments		(698,134)	(977,912)
Proceeds from issues of loans and borrowings		3,519,368	18,667,494
Proceeds from issues of bonds		92,157	275,000
Repayments of borrowings		(4,361,236)	(21,144,570)
Repayments of bonds		(50,000)	(355,878)
Dividends paid to shareholders		(861,929)	—
Dividends paid to non-controlling interest		—	(32,856)
Dividends received for treasury share		6,619	—
Payments of lease liabilities		(697,564)	(705,430)
Acquisition of treasury shares		—	(9,994)
Other cash (outflows)/inflows from financing activities		(30,047)	—
Net cash (outflow)/inflow from financing activities		(2,474,976)	(2,447,553)
Net increase in cash and cash equivalents		458,347	630,653
Cash and cash equivalents at 1 January		11,860,555	10,238,715
Effects of exchange rate changes on cash and cash equivalents		114,254	59,729
Cash and cash equivalents at 30 June		12,433,156	10,929,097

The above condensed consolidated interim statement of cash flows should be read in conjunction with the accompanying notes.

6

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

Notes to the condensed consolidated interim financial statements

7

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark / Istanbul. The Company operates under a 25-year GSM license granted in and effective from April 1998, a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2016 and effective from April 2016. The Company’s shares are listed on Borsa Istanbul A.S. (“BIST”) and New York Stock Exchange (“NYSE”).

The condensed consolidated interim financial statements of the Company as at and for the six months ended 30 June 2021 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These condensed consolidated interim financial statements were approved for issue on 12 August 2021.

The Group’s immediate and ultimate parents are TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatirim Sanayi ve Ticaret Anonim Sirketi (“TVF BTIH”) and Turkiye Varlik Fonu (“TVF”) as of 30 June 2021, respectively. TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 30 June 2021.

2.	Basis of preparation

These condensed consolidated interim financial statements for the six months ended 30 June 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These condensed consolidated interim financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual financial statements for the period ended 31 December 2020 and any public announcements made by the Company during the interim reporting period.

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding interim reporting period.

The Group divided its reporting segment into two groups according to its previous assessment. Relevant groups had been established within the framework of an integrated communication and technology service delivery strategy and in a way to ensure economic integrity. Considering current developments, the Management has made an evaluation regarding the updating of the reportable segments according to the strategies of the Company, and has planned to add the Techfin operational group. Turkcell Finansman A.S.(“ Turkcell Finansman”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”), Paycell LLC (“Paycell”) and Turkcell Sigorta Aracilik Hizmetleri A.S (“Turkcell Sigorta”) will be included in Techfin segment. The operating results of the mentioned companies were disclosed in the “Other” section within the scope of the previous reporting framework. In addition to the mentioned changes, Turkcell Satis ve Dijital Is Servisleri Hizmetleri A.S. (“Turkcell Satis”), which are reported under Turkcell Turkey is separated as digital business services and other Turkcell Satis operations: integrated corporate business solutions, city hospitals, equipment and corporate terminal activities will be continued to be reported under Turkcell Turkey as digital business services, while other Turkcell Satis operations which include retail channel operations, smart devices management and consumer electronics sales through digital channels will be reported in the "Other" reportable segment.

The Company has presented financials of 30 June 2020 accordingly. These classifications have no impact on operating profit, profit for the year and cash flow statement.

8

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Significant changes in accounting policies

New standards and interpretations

i)	Standards, amendments and interpretations applicable as at 30 June 2021
●	Amendment to IFRS 16, ‘Leases’ - Covid-19 related rent concessions Extension of the Practical expedient; as of March 2021, this amendment extended till June 2022 and effective from 1 April 2021.As a result of the coronavirus (COVID-19) pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments. On 28 May 2020, the IASB published an amendment to IFRS 16 that provides an optional practical expedient for lessees from assessing whether a rent concession related to COVID19 is a lease modification. Lessees can elect to account for such rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as variable lease payments in the period(s) in which the event or condition that triggers the reduced payment occurs.

●	Amendments to IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform Phase 2; effective from annual periods beginning on or after 1 January 2021. The Phase 2 amendments address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one.

●	Amendments to IFRS 4 and IFRS 17, ‘Insurance contracts’, deferral of IFRS 9; effective from annual periods beginning on or after 1 January 2021. These amendments change the fixed date of the temporary exemption in IFRS 4 from applying IFRS 9, Financial Instrument until 1 January 2023.

ii)	Standards, amendments and interpretations that are issued but not effective as at 30 June 2021:

●	Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8; effective from annual periods beginning on or after 1 January 2023. The amendments aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies.

●	Amendment to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction; from annual periods beginning on or after 1 January 2023. These amendments require companies to recognise deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deductible temporary differences.

The Company does not expect material impact of new standards and interpretations on Company’s accounting policies.

9

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.       Segment information

In accordance with its integrated communication and technology services strategy, Group has reportable segments which are Turkcell Turkey, Turkcell International and Techfin. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell Bulut Cozumleri A.S. (“Lifecell Bulut”), Lifecell TV Yayin ve Icerik Hizmetleri A.S. (“Lifecell TV”), Lifecell Muzik Yayin ve Iletim A.S. (“Lifecell Muzik”), BiP Iletisim Teknolojileri ve Dijital Servisler A.S. (“BiP A.S.”), Turkcell Satis’s digital business services (Note 2) and Turkcell Dijital Is Servisleri A.S. (“Turkcell Dijital”).

Turkcell International reportable segment includes the operations of Lifecell LLC (“lifecell”), CJSC Belarusian Telecommunications Network (“Belarusian Telecom”), Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell Ventures Cooperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”) and BiP Digital Communication Technologies B.V (“BiP B.V.”).

Techfin reportable segment includes the operations of Turkcell Finansman, Turkcell Ödeme, Paycell and Turkcell Sigorta. The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics.

Other reportable segment mainly comprises the information and entertainment services in Turkey, non-group call center operations of Turkcell Global Bilgi, Turkcell Enerji Cozumleri ve Elektrik Satis Ticaret A.S. (“Turkcell Enerji”) and Turkcell Satis’s other operations (Note 2).

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

10

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.       Segment information (continued)

	Six months ended 30 June
	Turkcell Turkey		Turkcell International		Techfin		All other segments		Intersegment Eliminations		Consolidated
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Total segment revenue	12,483,901	10,750,759	1,548,356	1,137,511	464,386	414,863	2,303,684	1,594,546	(425,533)	(315,579)	16,374,794	13,582,100
Inter-segment revenue	(82,286)	(48,203)	(43,094)	(40,569)	(24,394)	(211)	(275,759)	(226,596)	425,533	315,579	—	—
Revenue from external customer	12,401,615	10,702,556	1,505,262	1,096,942	439,992	414,652	2,027,925	1,367,950	—	—	16,374,794	13,582,100
Adjusted EBITDA	5,599,910	4,795,177	749,044	521,503	273,233	239,473	178,533	89,963	(28,346)	(12,777)	6,772,374	5,633,339

	Three months ended 30 June
	Turkcell Turkey		Turkcell International		Techfin		All other segments		Intersegment Eliminations		Consolidated
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Total segment revenue	6,505,265	5,474,465	840,159	577,942	241,817	195,063	1,178,434	832,042	(217,393)	(155,609)	8,548,282	6,923,903
Inter-segment revenue	(36,761)	(23,427)	(23,717)	(19,410)	(14,820)	(91)	(142,095)	(112,681)	217,393	155,609	—	—
Revenue from external customers	6,468,504	5,451,038	816,442	558,532	226,997	194,972	1,036,339	719,361	—	—	8,548,282	6,923,903
Adjusted EBITDA	2,868,715	2,407,171	404,544	271,658	135,304	102,958	67,457	49,727	(10,119)	(7,206)	3,465,901	2,824,308

11

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.       Segment information (continued)

	Six months ended		Three months ended
	30 June 2021	30 June 2020	30 June 2021	30 June 2020
Profit for the period	2,217,455	1,726,922	1,112,542	853,008

Add(Less):

Profit from continuing operations	2,217,455	1,726,922	1,112,542	853,008
Income tax expense	107,900	479,271	(236,247)	234,878
Finance income	(1,060,280)	(1,127,698)	541,623	(506,189)
Finance costs	1,832,461	1,582,874	23,500	739,961
Other income	(73,455)	(55,917)	(30,160)	(23,056)
Other expenses	378,095	201,055	322,660	74,172
Depreciation and amortization	3,398,843	2,823,570	1,742,889	1,451,520
Share of loss of equity accounted investees	(28,645)	3,262	(10,906)	14
Consolidated adjusted EBITDA	6,772,374	5,633,339	3,465,901	2,824,308

5.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the Information Technologies and Communications Authority (“ICTA”)’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased.

12

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

6.         Finance income and costs

	Six months ended		Three months ended
	30 June 2021	30 June 2020	30 June 2021	30 June 2020
Cash flow hedges - reclassified to profit or loss	772,999	702,963	295,215	309,806
Net fair value gains on derivative
financial instruments and interest	(192,200)	330,010	(1,055,945)	136,034
Interest income	472,347	87,568	215,871	56,286
Other	7,134	7,157	3,236	4,063
Finance income	1,060,280	1,127,698	(541,623)	506,189
Net foreign exchange (losses)/gains	(1,375,701)	(1,229,857)	242,357	(541,579)
Net interest expenses for financial assets
and liabilities measured at amortized cost	(446,288)	(341,725)	(260,196)	(192,312)
Other	(10,472)	(11,292)	(5,661)	(6,070)
Finance costs	(1,832,461)	(1,582,874)	(23,500)	(739,961)
Net finance costs	(772,181)	(455,176)	(565,123)	(233,772)

7.	Income tax expense

On 22 April 2021, a temporary article is added to the Turkey’s Corporate Tax Law No. 5220 which was published in the Official Gazette. The Law increases the corporate tax rate under Corporate Tax Law from the current 20% rate to 25% for the tax year 2021 and to 23% rate for the tax year 2022; the change took effect on the Law’s date of publication. It is expected to continue with 20% afterwards.

Effective tax rates for the six and three months ended 30 June 2021 and 2020 are 5%, (27%) and 22%, 22%, respectively.

With Article 11 of the Law No. 7326 published in the Official Gazette on 9 June 2021, the opportunity to revalue the properties and depreciable economic assets on the effective date of the law was introduced. The provision of the article can be used until 31 December 2021. These assets will be valued with the PPI rate and tax, calculated 2% of valuation difference, paid in 3 installments (at two-month intervals) at the rate of 2%. For revalued assets, the valuation difference can be depreciated and written off as an expense. Within the scope of the law amendment, deferred tax asset has been created in the statement of financial position based on the revaluation records for fixed assets in the legal book, and the deferred tax income related to this asset has been recorded in the consolidated statement of profit or loss. This has a reducing effect of 23 percentage point while non deductible expenses have an increasing effect of 5 percentage point on the effective tax rate for the six months ended 30 June 2021.

13

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.        Revenue

	Six months ended 30 June
	Turkcell Turkey		Turkcell International		Techfin		Other		Intersegment eliminations		Consolidated
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Telecommunication services	11,776,592	10,212,575	1,413,338	1,036,873	—	—	—	—	(27,073)	(21,256)	13,162,857	11,228,192
Equipment revenues	622,574	473,663	67,681	46,512	—	—	1,462,481	955,814	(19,837)	(3,542)	2,132,899	1,472,447
Revenue from financial services	—	—	—	—	464,386	414,863	—	—	(24,394)	(211)	439,992	414,652
Call center revenues	22,591	18,761	22,259	14,828	—	—	254,781	193,581	(32,160)	(26,402)	267,471	200,768
Other	62,144	45,760	45,078	39,298	—	—	586,422	445,151	(322,069)	(264,168)	371,575	266,041
Total	12,483,901	10,750,759	1,548,356	1,137,511	464,386	414,863	2,303,684	1,594,546	(425,533)	(315,579)	16,374,794	13,582,100

	Three months ended 30 June
	Turkcell Turkey		Turkcell International		Techfin		Other		Intersegment eliminations		Consolidated
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Telecommunication services	6,086,127	5,134,886	770,570	526,521	—	—	—	—	(13,976)	(9,033)	6,842,721	5,652,374
Equipment revenues	375,780	307,422	34,844	22,586	—	—	728,384	513,199	(5,281)	(2,336)	1,133,727	840,871
Revenue from financial services	—	—	—	—	241,817	195,063	—	—	(14,820)	(91)	226,997	194,972
Call center revenues	12,358	8,518	11,756	7,510	—	—	131,363	96,719	(17,350)	(11,963)	138,127	100,784
Other	31,000	23,639	22,989	21,325	—	—	318,687	222,124	(165,966)	(132,186)	206,710	134,902
Total	6,505,265	5,474,465	840,159	577,942	241,817	195,063	1,178,434	832,042	(217,393)	(155,609)	8,548,282	6,923,903

14

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.	Revenue (continued)

	30 June 2021
	Turkcell Turkey	Turkcell International	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	11,776,592	1,413,338	—	—	(27,073)	13,162,857
At a point in time	250,141	9,459	—	—	—	259,600
Over time	11,526,451	1,403,879	—	—	(27,073)	12,903,257
Equipment Related	622,574	67,681	—	1,462,481	(19,837)	2,132,899
At a point in time	491,527	67,681	—	1,462,481	(19,837)	2,001,852
Over time	131,047	—	—	—	—	131,047
Revenue from financial operations	—	—	464,386	—	(24,394)	439,992
At a point in time	—	—	181,109	—	(24,394)	156,715
Over time	—	—	283,277	—	—	283,277
Call Center	22,591	22,259	—	254,781	(32,160)	267,471
At a point in time	—	—	—	—	—	—
Over time	22,591	22,259	—	254,781	(32,160)	267,471
All other segments	62,144	45,078	—	586,422	(322,069)	371,575
At a point in time	2,132	676	—	22,372	(1,707)	23,473
Over time	60,012	44,402	—	564,050	(320,362)	348,102
Total	12,483,901	1,548,356	464,386	2,303,684	(425,533)	16,374,794
At a point in time	743,800	77,816	181,109	1,484,853	(45,938)	2,441,640
Over time	11,740,101	1,470,540	283,277	818,831	(379,595)	13,933,154

	30 June 2020
	Turkcell Turkey	Turkcell International	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	10,212,575	1,036,873	—	—	(21,256)	11,228,192
At a point in time	129,288	4,887	—	—	—	134,175
Over time	10,083,287	1,031,986	—	—	(21,256)	11,094,017
Equipment Related	473,663	46,512	—	955,814	(3,542)	1,472,447
At a point in time	430,859	46,512	—	955,814	(3,542)	1,429,643
Over time	42,804	—	—	—	—	42,804
Revenue from financial operations	—	—	414,863	—	(211)	414,652
At a point in time	—	—	95,747	—	(211)	95,536
Over time	—	—	319,116	—	—	319,116
Call Center	18,761	14,828	—	193,581	(26,402)	200,768
At a point in time	—	—	—	—	—	—
Over time	18,761	14,828	—	193,581	(26,402)	200,768
All other segments	45,760	39,298	—	445,151	(264,168)	266,041
At a point in time	1,346	5,329	—	20,835	(1,169)	26,341
Over time	44,414	33,969	—	424,316	(262,999)	239,700
Total	10,750,759	1,137,511	414,863	1,594,546	(315,579)	13,582,100
At a point in time	561,493	56,728	95,747	976,649	(4,922)	1,685,695
Over time	10,189,266	1,080,783	319,116	617,897	(310,657)	11,896,405

15

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.        Property, plant and equipment

Cost	Balance as at 1 January 2021	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance as at 30 June 2021
Network infrastructure (All operational)	24,923,118	465,041	(98,862)	1,517,274	—	1,125,120	27,931,691
Land and buildings	1,485,249	6,794	(761)	24,357	—	8,775	1,524,414
Equipment, fixtures and fittings	955,894	28,395	(9,295)	3,797	—	17,345	996,136
Motor vehicles	44,999	61	(2,364)	—	—	1,556	44,252
Leasehold improvements	342,093	1,906	(28,187)	216	—	2,849	318,877
Construction in progress	681,299	1,968,022	(134)	(1,551,196)	—	62,152	1,160,143
Total	28,432,652	2,470,219	(139,603)	(5,552)	—	1,217,797	31,975,513
Accumulated depreciation
Network infrastructure (All operational)	13,090,823	1,301,274	(54,507)	—	3,798	816,208	15,157,596
Land and buildings	354,312	40,693	(93)	—	—	5,216	400,128
Equipment, fixtures and fittings	717,871	33,846	(6,910)	—	—	14,313	759,120
Motor vehicles	40,027	1,635	(2,364)	—	—	1,518	40,816
Leasehold improvements	326,889	3,769	(26,961)	—	—	2,115	305,812
Total	14,529,922	1,381,217	(90,835)	—	3,798	839,370	16,663,472
Net book amount	13,902,730	1,089,002	(48,768)	(5,552)	(3,798)	378,427	15,312,041

Depreciation expense for the six and three months ended 30 June 2021 amounting to TL 1,385,015 and TL 712,518 including impairment losses are recognized in cost of revenue.

Impairment losses on property, plant and equipment for the six and three months ended 30 June 2021 amounting to TL 3,798 and TL 420 are included in depreciation expense.

16

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Intangible assets

Cost	Balance at 1 January 2021	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in	Balance at 30 June 2021
Telecommunication licenses	9,188,733	101	(530)	9	—	411,584	9,599,897
Computer software	11,835,827	1,167,059	(5,788)	35,926	—	140,447	13,173,471
Transmission line software	88,499	429	—	—	—	—	88,928
Indefeasible right of usage	159,995	3,188	—	—	—	—	163,183
Brand name	9,483	259	—	300	—	369	10,411
Customer base	15,512	—	—	—	—	—	15,512
Goodwill	40,010	—	—	—	—	—	40,010
Subscriber acquisition cost	4,787,853	776,198	—	—	—	28,580	5,592,631
Other	186,743	11,483	—	(298)	—	1,563	199,491
Construction in progress	1,142	39,961	(421)	(30,385)	—	212	10,509
Total	26,313,797	1,998,678	(6,739)	5,552	—	582,755	28,894,043
Accumulated amortization
Telecommunication licenses	4,253,203	322,266	(530)	—	26	116,015	4,690,980
Computer software	7,304,194	621,138	(5,478)	—	211	119,104	8,039,169
Transmission line software	79,073	417	—	—	—	—	79,490
Indefeasible right of usage	56,974	5,711	—	—	—	—	62,685
Brand name	7,040	10	—	192	—	—	7,242
Customer base	13,085	218	—	—	—	—	13,303
Subscriber acquisition cost	2,133,755	462,460	—	—	—	17,039	2,613,254
Other	98,689	21,036	—	(192)	—	202	119,735
Total	13,946,013	1,433,256	(6,008)	—	237	252,360	15,625,858
Net book amount	12,367,784	565,422	(731)	5,552	(237)	330,395	13,268,185

Amortization expense on intangible assets other than goodwill for the six and three months ended 30 June 2021 amounting to TL 1,433,493 and TL 734,262 are ecognized in cost of revenues.

Impairment losses on intangible assets for the six and three months ended 30 June 2021 amounting to TL 237 and TL 0 are included in depreciation expense.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated computer software for the six and three months ended 30 June 2021 amounting to TL 153,312 and TL 80,762.

17

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.	Right of use assets

Closing balances of right of use assets as of 30 June 2021 and depreciation and amortization expenses for the related period is stated as below:

	Tangible						Intangible
	Site Rent	Building	Network equipment	Vehicle	Other	Total	Right of way	License	Total	Total
Balance at 1 January 2021	1,182,847	306,343	218,104	159,769	111,462	1,978,525	24,956	376,693	401,649	2,380,174
Depreciation and amortization charge for the year	(294,703)	(33,975)	(146,335)	(24,776)	(44,199)	(543,988)	(10,067)	(25,825)	(35,892)	(579,880)
Balance at 30 June 2021	1,159,260	289,374	179,495	162,598	97,011	1,887,738	27,335	442,490	469,825	2,357,563

As at 30 June 2021, additions to right of use assets are amounting to TL 501,420 and interest expense for the six and three months ended 30 June 2021 on lease liabilities are TL 163,952 and TL 82,118. Amortization expense for six and three months ended 30 June 2021 amounting to TL 579,880 and TL 295,882 are recorded in the cost of revenues

18

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Cash and cash equivalents

	30 June 2021	31 December 2020
Cash in hand	119	179
Banks
- Demand deposits	1,134,073	975,753
- Time deposits	11,319,153	10,882,314
Other cash and cash equivalents	10	8,354
Impairment loss provision	(10,677)	(6,045)
Cash and cash equivalents in cash flow statement	12,442,678	11,860,555

As of 30 June 2021, the net amount of cash and cash equivalents is TL 12,433,156 excluding the interest income accrual amounting to TL 9,522.

13.	Financial Assets

Debt investments at fair value through other comprehensive income

Debt investments at fair value through other comprehensive income comprise the following investments in listed and unlisted securities:

	30 June	31 December
Current Assets	2021	2020
Listed debt securities	505,518	529,610
	505,518	529,610

	Fair values

	30 June 2021	31 December 2020	Fair value hierarchy	Valuation technique

Financial assets at fair value through other comprehensive income	505,518	257,276	Level 1	Pricing models based on quoted market prices at the end of the reporting period.
	-	272,334	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates

Total	505,518	529,610

19

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13.	Financial Assets (continued)

As of 30 June 2021, the nominal and fair value amounts of financial assets are as follows:

30 June 2021
Currency	Nominal amount (original currency)	Fair value (in TL)	Maturity
USD	996	9,269	10 August 2024
USD	25,000	217,832	22 June 2026
EUR	20,000	207,103	17 December 2021
EUR	1,995	21,844	16 February 2026
TL	24,312	24,735	2 March 2022
TL	24,108	24,735	2 March 2022
Total financial assets		505,518

During the year, the following losses were recognized in other comprehensive income.

	Six months ended		Three months ended
	30 June 2021	30 June 2020	30 June 2021	30 June 2020
Gains/(Losses) recognized in other comprehensive income
Related to debt securities	270	(4,696)	2,433	1,872
Related to debt securities, tax effect	(53)	1,033	(529)	(412)
	217	(3,663)	1,904	1,460
14.	Equity

Dividends

On 15 April 2021, the Company’s General Assembly has approved a dividend distribution amounting to TL 2,585,787; this represents a gross cash dividend of full TL 1.1754 per share. The dividend will be paid to the shareholders in three instalments on 30 April, 30 July and 27 October 2021. First and second instalments was paid on 30 April 2021 and 30 July 2021.

20

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.       Loans and borrowings

	30 June 2021	31 December 2020
Non-current liabilities
Unsecured bank loans	8,742,966	7,779,354
Secured bank loans	120,153	151,543
Debt securities issued	8,191,637	6,901,075
Lease liabilities	1,561,784	1,521,713
	18,616,540	16,353,685
Current liabilities
Unsecured bank loans	4,139,646	4,049,824
Secured bank loans	126,590	144,261
Debt securities issued	584,479	461,479
Lease liabilities	610,155	577,173
	5,460,870	5,232,737

The company has used loans in accordance with the loan agreement previously signed with J.P.Morgan and AB Svensk Exportkredit under the Swedish Export Credit Organization (“EKN”) insurance. As of 30 June 2021, the Company has used USD 20,248 loan on 26 February 2021, respectively, with a fixed interest rate of 3.84%.

The company has used loans in accordance with the loan agreement previously signed with China Development Bank. As of 30 June 2021, the Company has used CNY 147,286 and EUR 57,124 loan on 18 March 2021 and 19 March 2021, respectively, with a fixed interest rate of 5.15% for CNY loan and Euribor+2.29% for the EUR.

21

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			30 June 2021			31 December 2020
	Currency	Interest rate type	Nominal interest rate	Payment period	Carrying amount	Nominal interest rate	Payment period	Carrying amount
Unsecured bank loans	EUR	Floating	Euribor+1. 9%-Euribor+2.2%	2021-2028	6,585,957	Euribor+2. 0%-Euribor+2. 2%	2021-2026	5,624,277
Unsecured bank loans	USD	Floating	Libor+2.1% - Libor+2.2%	2021-2028	2,602,681	Libor+2.1%-Libor+2. 4%	2021-2028	2,384,622
Unsecured bank loans	UAH	Fixed	7.8%-10.9%	2021-2023	1,130,111	6%-10.9%	2021-2023	980,207
Unsecured bank loans	TRY	Fixed	17.5%-19.1%	2021	814,565	6.5%-16.9%	2021	1,627,198
Unsecured bank loans	USD	Fixed	3.8%	2021-2030	737,896	3.80%	2021-2030	501,036
Unsecured bank loans	CNY	Fixed	4.9%-5.5%	2021-2028	516,412	5.2%-5.5%	2021-2026	283,273
Unsecured bank loans	EUR	Fixed	1.5%-1.8%	2021-2022	494,990	1.5%-1.8%	2021-2022	428,565
Secured bank loans	USD	Floating	Libor+1.9%	2021-2023	246,743	Libor+1.7%	2021-2023	259,427
Secured bank loans	EUR	Floating	—	—	—	Euribor+1. 3%	2021	36,377
Debt securities issued	USD	Fixed	5.8%	2021-2028	8,678,468	5.80%	2021-2028	7,311,688
Debt securities issued	TRY	Fixed	17.8%	2021	97,648	15.0%	2021	50,866
Lease liabilities	TRY	Fixed	9.8%-45.0%	2021-2048	1,069,965	9.8%-45.0%	2021-2048	1,201,988
Lease liabilities	UAH	Fixed	8.0%-24.0%	2021-2069	703,152	8.1%-24.0%	2021-2069	555,597
Lease liabilities	EUR	Fixed	1.0%-10.0%	2021-2034	233,118	1.0%-10.0%	2021-2034	185,557
Lease liabilities	BYN	Fixed	11.5%-15.0%	2021-2028	101,832	11.5%-15.0%	2021-2028	99,259
Lease liabilities	USD	Fixed	3.9%-10.1%	2021-2028	63,872	3.9%-10.9%	2021-2028	56,485
					24,077,410			21,586,422

22

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Derivative financial instruments

Fair value of derivative financial instruments at 30 June 2021 and 31 December 2020 are attributable to the following:

	31 June 2021		31 December 2020
	Assets	Liabilities	Assets	Liabilities
Held for trading	477,510	1,875	360,047	41,132
Derivatives used for hedging	762,615	56,405	642,623	66,851
Total	1,240,125	58,280	1,002,670	107,983

At 30 June 2021, the total held for trading derivative financial assets of TL 1,147,152 (31 December 2020: TL 917,437) also includes a net accrued interest expense of TL 92,973 (31 December 2020: TL 85,233) and the total held for trading derivative financial liabilities of TL 67,613 (31 December 2020: TL 119,111) also includes a net accrued interest expense of TL 9,333 (31 December 2020: TL 11,128).

Derivatives used for hedging

Participating cross currency swap and cross currency swap contracts

The notional amount and the fair value of participating cross currency swap and cross currency swap contracts for hedging purposes at 30 June 2021 are as follows:

Sell		Buy
Notional		Notional
Currency	amount	Currency	amount	Fair Value	Maturity
Participating cross currency swap contracts
TL	1,730,865	EUR	333,500	174,580	23 October 2025
TL	108,775	EUR	15,719	36,286	22 April 2026
TL	67,609	EUR	9,957	20,832	22 April 2026
TL	205,848	USD	36,680	62,353	22 April 2026
TL	201,740	USD	36,680	58,617	22 April 2026
TL	169,256	USD	29,344	48,346	22 April 2026
TL	146,225	USD	25,676	47,617	22 April 2026
TL	143,932	USD	22,008	32,957	22 April 2026
TL	114,808	USD	18,340	36,986	22 April 2026
TL	87,959	USD	14,672	23,656	22 April 2026
TL	85,156	USD	14,672	21,714	22 April 2026
TL	83,190	USD	14,672	30,829	22 April 2026
TL	72,113	USD	14,672	36,590	22 April 2026
Cross currency swap contracts
TL	90,877	CNY	148,628	131,252	22 April 2026
Derivatives used for hedge accounting financial assets				762,615

EUR 377,516 participating cross currency swap contracts includes TL 1,178,126 guarantees after CSA agreement (31 December 2020: TL 1,121,303).

23

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Derivative financial instruments (continued)

Derivatives used for hedging (continued)

Participating cross currency swap and cross currency swap contracts

The notional amount and the fair value of interest rate swap contracts for hedging purposes at 30 June 2021 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
Participating cross currency swap contracts
TL	202,364	EUR	44,016	(3,922)	22 April 2026
Interest swap contracts
USD	73,360	USD	73,360	(25,333)	22 April 2026
USD	36,680	USD	36,680	(11,923)	22 April 2026
USD	29,344	USD	29,344	(8,116)	22 April 2026
USD	25,676	USD	25,676	(7,111)	22 April 2026

Derivatives used for hedge accounting financial liabilities				(56,405)

Held for trading

Cross currency swap, interest rate swap, FX swap and participating cross currency swap contracts

The notional amount and the fair value of cross currency swap, interest rate swap, FX swap and participating cross currency swap contracts held for trading at 30 June 2021 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
Cross currency swap contracts
TL	22,752	EUR	3,600	15,105	23 September 2021
TL	188,851	EUR	19,900	20,734	2 December 2021
TL	224,100	EUR	24,000	37,579	21 December 2022
TL	79,323	USD	13,714	46,232	20 March 2023
TL	78,830	USD	13,714	46,594	20 March 2023
TL	139,140	USD	18,000	28,611	20 November 2025
TL	28,151	CNY	35,571	24,165	22 April 2026
Currency Swap
USD	50,000	TL	432,250	3,020	1 July 2021
USD	50,000	TL	436,495	4,670	28 July 2021
USD	2,000	CNY	12,812	154	12 July 2021
Interest swap contracts
USD	20,833	USD	20,833	1,737	29 September 2028
USD	16,667	USD	16,667	2,601	29 September 2028
Participating cross currency swap contracts
TL	200,126	EUR	29,344	70,978	22 April 2026
TL	135,789	EUR	22,008	60,953	22 April 2026
TL	134,469	EUR	22,008	83,059	22 April 2026
TL	176,265	USD	22,500	14,105	20 November 2025
TL	139,806	USD	18,000	12,307	20 November 2025

Held for trading derivative financial assets				472,604

24

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Derivative financial instruments (continued)

Held for trading (continued)

FX swap contracts

The notional amount and the fair value of FX swap held for trading at 30 June 2021 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
Fx swap contarcts
USD	50,000	TRY	435,670	(410)	1 July 2021
USD	50,000	TRY	438,000	(1,204)	8 July 2021
USD	10,000	TRY	87,611	(252)	8 July 2021
USD	2,500	CNY	16,194	(9)	29 July 2021

Held for trading derivative financial liabilities				(1,875)

Currency forward contracts

The notional amount and the fair value of currency forward contracts for trading purposes at 30 June 2021 are as follows:

Buy
Currency	Notional amount	Fair Value	Maturity
USD	1,000	599	20 July 2021
USD	500	469	31 July 2021
USD	500	176	31 July 2021
USD	500	189	31 August 2021
USD	500	483	31 August 2021
USD	500	199	30 September 2021
USD	500	497	30 September 2021
USD	500	216	30 October 2021
USD	500	516	30 October 2021
USD	500	230	30 November 2021
USD	500	533	30 November 2021
USD	500	247	31 December 2021
USD	500	552	31 December 2021

Total Held for trading derivative financial assets		4,906

25

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair values
	30 June 2021	31 December 2020	Fair Value hierarchy	Valuation Techniques

a) Participating cross currency swap contracts (*)	868,843	797,060	Level 3	Pricing models based on discounted cash Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates
-Held for trading	241,402	251,666
-Derivatives used for hedging	627,441	545,394

b) Cross currency swap, FX swap and interest swap contracts	308,096	100,440	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
-Held for trading	229,327	70,062
-Derivatives used for hedging	78,769	30,378

c) Currency forward contracts	4,906	(2,813)	Level 2	Forward exchange rates at the balance sheet date

(*) Since the bid-ask spread is unobservable input; in the valuation of participating cross currency swap contracts, prices in the bid- ask price range that were considered the most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 96,901 lower as at 30 June 2021 (31 December 2020: TL 168,882).

There were no transfers between fair value hierarchy levels during the year.

26

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at 30 June 2021 and 31 December 2020 on a hedge accounting basis:

		Fair Value
Currency	Nominal Value	Maturity Date	30 June 2021	31 December 2020	Fair Value Hierarcy	Hedge Ratio

Participating cross currency swap contracts
EUR Contracts	333,500	23 October 2025	174,580	221,937	Level 3	1:1
EUR Contracts	69,692	22 April 2026	53,196	53,142	Level 3	1:1
USD Contracts	227,416	22 April 2026	399,665	270,315	Level 3	1:1

Cross currency swap contracts
CNY Contracts	148,628	22 April 2026	131,252	97,229	Level 2	1:1

Interest swap contracts
USD Contracts	165,060	22 April 2026	(52,483)	(66,851)	Level 2	1:1

27

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Movements in the participating cross currency swap contracts for the periods ended 30 June 2021 and 31 December 2020 are stated below:

	30 June 2021	31 December 2020
Opening balance	797,060	495,436
Cash flow effect	(147,725)	(695,892)
Total gain/loss:
Total comprehensive income	219,508	997,516
Closing balance	868,843	797,060

Net off / Offset

The Company signed a Credit Support Annex (CSA) against the default risk of parties in respect of a EUR 333,500 participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. Additionally, in the 25 June 2019, The Company signed a new CSA to EUR 44,016 participating cross currency swap transaction. As per the CSA, the swap’s current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

With respect to the valuations on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred EUR 277,434 as collateral to the Company (30 June 2021: TL 2,875,464) which was the amount exceeding the threshold and the Company transferred EUR 163,765 as collateral to the bank (30 June 2021: TL 1,697,338) which was the amount exceeding the threshold. The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 1,178,126 (31 December 2020: TL 1,121,303) that it recognizes under the borrowings and intends to pay according to the net fair value. This amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 30 June 2021, if this transaction was not conducted, derivative financial instruments assets would have been TL 2,325,278 and current borrowings would have been TL 6,638,996.

28

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

17.	Financial instruments

Impairment losses

Movements in the provision for impairment of trade receivables and due from related parties are as follows:
	30 June 2021
	Contract Asset	Other Asset
Opening balance	5,243	627,380
Provision for impairment recognized during the year	1,100	195,059
Amounts collected	—	(99,129)
Receivables written off during the year as uncollectible	—	(115,507)
Exchange differences	—	12,666
Closing balance	6,343	620,469

	30 June 2020
	Contract Asset	Other Asset
Opening balance	4,690	627,380
Provision for impairment recognized during the year	57	223,177
Amounts collected	—	(45,669)
Receivables written off during the year as uncollectible	—	(144,959)
Exchange differences	—	908
Closing balance	4,747	661,335

Movements in the provision for impairment of receivables from financial services are as follows:

	30 June 2021	30 June 2020
Opening balance	154,548	163,500
Provision for impairment recognized during the year	34,300	74,510
Amounts collected	(30,968)	(30,557)
Unused amount reversed (*)	(45,458)	—
Exchange differences	—	5
Closing balance	112,422	207,458

(*) Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years 2016 and 2019. Transferred doubtful receivables comprise of balances that Turkcell Finansman started legal proceedings for.

29

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

17.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	30 June 2021
	USD	EUR	CNY
Foreign currency denominated assets
Other non-current assets	174	11	—
Financial asset at fair value through other comprehensive income	29,583	34,227	—
Due from related parties - current	—	31	—
Trade receivables and contract assets	13,952	19,005	—
Other current assets	10,821	5,503	5,593
Cash and cash equivalents	979,280	107,359	3,598
	1,033,810	166,136	9,191
Foreign currency denominated liabilities
Loans and borrowings - non current	(325,489)	(505,275)	(285,874)
Debt securities issued - non current	(941,005)	—	—
Lease obligations - non current	(3,806)	(18,598)	—
Other non-current liabilities	(64,440)	—	—
Loans and borrowings - current	(86,601)	(302,815)	(99,452)
Debt securities issued - current	(55,924)	—	—
Lease obligations - current	(2,887)	(3,893)	—
Trade and other payables - current	(100,811)	(20,836)	(488,901)
Due to related parties	—	(22)	—
	(1,580,963)	(851,439)	(874,227)
Loans defined as hedging instruments (*)	—	221,758	—
Exposure related to derivative instruments	718,876	524,052	155,193
Net exposure	171,723	60,507	(709,843)

(*) The Company designated EUR 221,758 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognized under equity as “gains/(losses) on net investment hedges” in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira.

30

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

17.	Financial instruments (continued)

Exposure to currency risk

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies, the analysis excludes net foreign currency investments.

10% strengthening/weakening of the TL, UAH, BYN and EUR against the following currencies at 30 June 2021 would have increased/ (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Sensitivity analysis
30 June 2021
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	149,488	(149,488)	-	-
2- Hedged portion of USD risk (-)	-	-	(29,590)	29,590
3- USD net effect (1+2)	149,488	(149,488)	(29,590)	29,590
4- EUR net asset/liability	62,712	(62,712)	-	-
5- Hedged portion of EUR risk (-)	-	-	(110,235)	110,235
6- EUR net effect (4+5)	62,712	(62,712)	(110,235)	110,235
7- CNY net asset/liability	(95,133)	95,133	-	-
8- Hedged portion of CNY (-)	-	-	550	(550)
9- CNY net effect (7+8)	(95,133)	95,133	550	(550)
Total (3+6+9)	117,067	(117,067)	(139,275)	139,275

31

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

17.	Financial instruments (continued)

Fair values

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration.

	Fair value at			Inputs
	30 June 2021	31 December 2020	Unobservable Inputs	30 June 2021	31 December 2020	Relationship of unobservable inputs to fair value
Contingent consideration	560,965	475,879	Risk-adjusted discount rate	4.5%-6%	4.3%-5.6%	A change in the discount rate by 100 bps would increase/decrease FV by TRY(39,414) and TRY42,937, respectively.
			Expected settlement date	in instalments between 2025-2031	in instalments between 2025-2030	If expected settlement date changes by 1 year FV would increase/decrease by TRY(30,021) and TRY31,734, respectively.

Changes in the consideration payable in relation to acquisition of Belarusian Telecom for the periods ended 30 June 2021 and 2020 is stated below:

	2021	2020
Opening balance	475,879	359,554
Losses recognized in profit or loss	85,086	25,587
Closing balance	560,965	385,141

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 13.

Financial liabilities:

As at 30 June 2021 and 31 December 2020; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature. Material differences are identified only for the following borrowings:

	30 June 2021		31 December 2020

	Carrying amount	Fair value	Carrying amount	Fair value
Bank loans	5,443,323	5,549,270	4,615,559	4,646,152

As at 30 June 2021, the fair value of debt securities issued by the Company in 2015 and 2018 with a nominal value of USD 500,000 and fixed interest rate (Note 14), is TL 4,740,691 (31 December 2020: TL 3,976,852) and TL 4,728,921 (31 December 2020: TL 3,972,232), respectively.

Fair value of cash and cash equivalents and debt securities issued are classified as level 1 and fair value of other financial assets and liabilities are classified as level 2.

32

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.       Guarantees and purchase obligations

At 30 June 2021, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 841,916 (31 December 2020: TL 840,208). Payments for these commitments will be made within 3 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 4,903,567 at 30 June 2021 (31 December 2020: TL 4,146,811).

19.       Commitments and contingencies

The following disclosures comprise of material legal lawsuits, investigations and in-depth investigations against the Company.

Disputes on Special Communication Tax and Value Added Tax

a)	Disputes on SCT for the year 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The Large Taxpayers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. While the cases are pending before the court of appeal the Company filed application for the restructuring as per Law no. 6736. The tax Office has rejected the application. The Company has also filed a case for the cancellation of aforementioned rejection act of the Tax Office. In this case, with the decision that notified to the Company on 14 April 2020, the Council of State decided to cancel the rejection act regarding the application for the restructuring. The Large Taxpayers Office and Ministry of Treasury and Finance appealed the decision. The Company replied the appeal request in due time. As a result of the appeal process, The Council of State Plenary Session of the Tax Law Chambers, approved the first instance court decision in favor of the Company with its definitive judgment. Thus the case was finalized in favor of the Company.

In the cases regarding the cancellation of the SCT assessment for the year 2011, Council of State accepted the appeal and decided to reverse the first instance court decisions in favor of the Company, on the ground that; in the case filed for the cancellation of the rejection act regarding the request to restructure the cases filed for the year 2011, the court decided in favor of the Company and since the mentioned case will affect these cases, finalization of the respective decision should be waited. The Large Taxpayers Office applied for the correction of the decisions. The Company replied to application for the correction of the decisions. The Council of State, rejected the correction of decision requests of the Large Taxpayers Office, in favor of the Company.

Disputes regarding the Law on the Protection of Competition

The investigation initiated by the Competition Board with respect to the practices of the Company regarding the distributors and their dealers in the distribution network. As a result of the investigation the Competition Board rejected the claims that Turkcell determined the resale price. But with the same decision, The Competition Board decided to apply administrative fine on the Company amounting to TL 91,942, on the ground that the Company forced its sub dealers to actual exclusivity. The Company filed a lawsuit on 8 December 2011 for the stay of execution and cancellation of the aforementioned Board decisions regarding the parts against itself. The Court rejected the case. The Company appealed the decision, but the Council of State Plenary Session of the Chambers for Administrative Cases decided to approve the first instance court’s decision. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

33

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19.	Commitments and contingencies (continued)

Disputes regarding the Law on the Protection of Competition (continued)

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company has not made any payments and filed a lawsuit for the stay of execution and cancellation of the payment order. The Court accepted the case. The Large Taxpayers Office appealed the decision. As a result of the appeal process, due to the reverse decision of the Council of State about the first instance court decision, the case file was sent to the first instance court. The Court rejected the case. The Company will appeal the decision,

Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly. Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, the court decided to reject the case in favor of the Company, at the hearing on 12 June 2019. The plaintiff appealed the case before Regional Court of Justice. The Regional Court of Justice decided to revoke the decision of the first instance court, stating that a new decision should be made after the procedural actions within the scope of the file were re-executed and the expert report was received. A retrial by the court of first instance is pending. The other cases are also pending.

On the other hand, a lawsuit was filed by a third party, for the cancellation of the part of the aforementioned Competition Board decision, regarding the rejection of the claims that Turkcell determined the resale price. The Council of State cancelled this part of the aforementioned Competition Board decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply administrative fine amounting to TL 91,942 on the Company. The Company has taken all legal actions by requesting the cancellation of the aforementioned decision and its withdrawal by the Competition Authority. The Competition Authority accepted some of the objections of the Company and reduced the administrative fine to TL 61,294 with its decision.

The aforementioned fine that amount of TL 61,294 was paid with twenty five percent discount on 9 April 2020, in the amount of TL 45,971. Then, a lawsuit was filed on 10 April 2020 for cancellation of the aforementioned administrative fine. The hearing was held on 19 January 2021 in this case. The Court rejected the case. The company appealed the case before Regional Administrative Court. The appeal process is pending.

Ministry of Commerce Administrative Fine

As a result of the investigation conducted by the Ministry of Commerce for the year 2015, against the Company due to the alleged violation on distance contracts, hire purchase agreements and subscriber agreements, Ministry of Commerce imposed an administrative fine in the amount of TL 138,173. The Company filed a lawsuit for the cancellation of the related transactions. The Court accepted the case in favor of the Company and cancelled the administrative fine. Istanbul Governorship appealed the decision before Regional Administrative Court. Regional Administrative Court rejected the appeal request in favor of the Company. Istanbul Governorship appealed the decision before the Council of State. The Company replied this request in due time. As a result of the appeal process, the Council of State decided to reverse the Regional Administrative Court’s decision and decided to send the case file to the Regional Administrative Court to redecide after having an expert examination. The Regional Administrative Court decided to abide the Council of State’s decision and conduct an expert examination on the file. The case is pending.

34

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19.       Commitments and contingencies (continued)

ICTA Investigation Regarding the R&D Obligations (Period of 2013-2016)

ICTA initiated an investigation on the obligation of investing to products in electronic communication network and communication services, partly from suppliers which have a R&D center in Turkey; partly from the products manufactured in Turkey by SME suppliers which are established to develop products or systems in Turkey; and partly from products that are certified to be domestic goods within the framework of the relevant legislation. As a result of the investigation ICTA has decided to imposed an administrative fine of TL 18,031 to Turkcell. The administrative fine notified to Turkcell on 29 January 2021 and was paid on 26 February 2021 as TL 13,523 with taking on the account the early payment discount (1/4). The Company filed totally ten different lawsuits for the cancellation of the administrative fines. The cases are pending.

ICTA Investigation Regarding the R&D Obligations (Period of 2016-2017)

ICTA initiated an investigation on the obligation of investing to products in electronic communication network and communication services, partly from suppliers which have a R&D center in Turkey; partly from the products manufactured in Turkey by SME suppliers which are established to develop products or systems in Turkey; and partly from products that are certified to be domestic goods within the framework of the relevant legislation. As a result of the investigation ICTA has decided to imposed an administrative fine of TL 31,139 to Turkcell. The administrative fine notified to Turkcell on 29 January 2021 and was paid on 26 February 2021 as TL 23,354 with taking on the account the early payment discount (1/4). The Company filed totally seven different lawsuits for the cancellation of the administrative fines. The cases are pending.

Other ongoing lawsuits and tax investigations

In 2019, JSC Kazakhtelecom initiated arbitration proceedings against the Company related to its acquisition of JSC Kcell shares, which was subsidiary of the Fintur. The total claim against Turkcell and other shareholder Telia Company A.B. amounts to TL 549 million (USD 66 million) plus interest, of which Turkcell’s share amounts to TL 157 million (USD 19 million) under the scope of agreements signed by parties. On the other hand, JSC Kazakhtelecom has initiated another arbitration case against the Company and Telia Company A.B. with the claim of indemnification due to revocation of a frequency license. A settlement agreement has been signed between the parties for both arbitration cases and JSC Kazakhtelecom waived both arbitration proceedings with the payment of the settlement fee. The total amount paid by our Company as the settlement fee is TL 51.894 (USD 6.201).

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. The lawsuits are pending. On the other hand, additional TL 13,465 for 2018/December was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason.

Closing minutes have been signed for treasury share investigation related with first quarter of 2021 fiscal year and third and fourth quarter of 2020 fiscal year.

In addition, following tax investigations which were started previous periods (i) prepaid card sales and other transactions for 2017 fiscal year regarding SCT, (ii) 2018 fiscal year transactions regarding SCT, Corporate Income Tax and Value Added Tax. As a result of the investigations, Company has been imposed tax assessment. Company’s Board of Directors resolved that our Company shall benefit from restructuring provisions as per the Law No. 7326. The process will be completed upon payment of TL 257,783 by our Company on 30 September 2021.

35

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19.       Commitments and contingencies (continued)

Other ongoing lawsuits and tax investigations (continued)

In addition, in accordance with the “Contract for the Establishment and Operation of Mobile Communication Infrastructure Service in Settlements Without Mobile Coverage” signed with the Ministry of Transport and Infrastructure, since the fees reflected to the Ministry should be subject to special communication tax and assessment has been made for the 2015 and 2016 periods. Application has been made for the assessment on 11 December 2020 to benefit for the structuring provisions of the Law No.7256 and the application has been approved. In this context, 51,174 TL was paid on 1 March 2021 in advance.

On the other hand, mobile payment services provided by Turkcell Odeme were investigated within the scope of the Law No. 6493 and secondary legislation issued pursuant to this Law. As a result of the investigation, an administrative fine was imposed on Turkcell Odeme in the amount of TL 18,763. Turkcell Odeme filed a lawsuit for the cancellation of the aforementioned administrative fine. The hearing was held on 30 December 2020 in this case. The Court decided to accept the case in favor of the Company and cancelled the administrative fine subject to the case. The defendant appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The appeal process is pending.

While this case was ongoing, the Tax Office sent a payment order for collection of the aforementioned administrative fine. Turkcell Odeme filed a lawsuit for the cancellation of the payment order. The Court accepted the case and cancelled the payment order. Tax office appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The Regional Administrative Court, rejected the appeal request of the Tax Office in favor of the Company. The defendant appealed the decision before the Council of State. The Company replied this request in due time. The appeal process is pending.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, thus, TL 410,734 provision is recognized in the consolidated financial statements as at and for the period ended 30 June 2021 (31 December 2020: TL 242,521).

36

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

20.       Related Parties

Transactions with key management personnel

Key management personnel comprise of the Group’s members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 30 June 2021 and 2020.

The Group provide additional benefits to key management personnel and contribution to retirement plans based on a pre-determined ratio of compensation.

	Six months ended		Three months ended
	30 June 2021	30 June 2020	30 June 2021	30 June 2020
Short-term benefits	44,347	41,183	24,448	21,996
Share based payments	1,949	1,687	974	807
Long-term benefits	447	429	250	261
Termination benefits	86	3,510	21	3,466
	46,829	46,809	25,693	26,530

37

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

20.	Related parties (continued)

The following transactions occurred with related parties:

	Six months ended		Three months ended
	30 June 2021	30 June 2020	30 June 2021	30 June 2020
Revenue from related parties
Enerji Piyasalari Isletme A.S. (“EPIAS”) (*)	97,839	—	68,196	—
Turk Hava Yollari A.S. (*)	30,674	—	16,550	—
Ziraat Bankasi A.S. (“Ziraat Bankasi”) (*)	24,483	—	11,801	—
Turksat Uydu Haberlesme Kablo TV ve Isletme A.S. (“Turksat”) (*)	16,184	—	8,058	—
Turkiye Vakiflar Bankasi TAO (“Vakifbank”) (*)	7,781	—	3,830	—
BIST (*)	5,073	—	1,969	—
Gunes Express Havacilik A.S. (“Sun Express”) (*)	6,649	—	3,855	—
Turkiye Halk Bankasi A.S. (“Halkbank”) (*)	3,647	—	1,895	—
Turkiye Sigorta A.S. (*)	1,761	—	109	—
Ziraat Katilim Bankasi A.S. (*)	1,548	—	585	—
Kredi Kayit Burosu A.S. (*)	1,354	—	670	—
Sofra Kurumsal ve Odullendirme Hizmetleri A.S. (“Sofra”)	548	389	312	183
Posta ve Telgraf Teskilati A.S. (“PTT”) (*)	332	—	165	—
Telia Carrier Germany GmbH (“Telia Carrier”)	—	5,758	—	2,268
Telia Carrier A.B.	—	1,162	—	812
Other	15,287	684	8,491	297
	213,160	7,993	126,486	3,560

	Six months ended		Three months ended
	30 June 2021	30 June 2020	30 June 2021	30 June 2020
Related party expenses
EPİA$ (*)	186,715	—	80,543	—
Türksat (*)	27,721	—	14,012	—
Sofra	14,629	11,970	7,186	7,895
Boru Hatları İle Petrol Taşıma A.$. (“BOTA$”) (*)	8,559	—	4,905	—
PTT (*)	5,920	—	3,093	—
Telia Carrier	—	7,831	—	6,003
Other	22,593	743	10,541	399
	266,137	20,544	120,280	14,297

(*) Transactions with related parties through TVF BTIH include transactions as of 22 October 2020 and onwards.

38

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

20.	Related parties (continued)

Details of the financial assets and liabilities with related parties as of 30 June 2021 and 31 December 2020 are as follows:

	30 June 2021	31 December 2020
Banks - Time deposits	7,096,737	6,713,484
Banks - Demand deposits	135,633	106,799
Financial assets	6,353	—
Other cash and cash equivalents	—	8,354
Bank borrowings	(67,019)	(55,902)
Debt securities issued	—	(50,866)
Lease liabilities	(79,121)	(65,577)
	7,092,583	6,656,292

As of 30 June 2021, the amount of letters of guarantee given to the related parties is TL 88,875 (31 December 2020: TL 67,455).

Details of the time deposits at related parties as of 30 June 2021 and 31 December 2020 are as follows:

	30 June 2021	31 December 2020
Ziraat Bankası	2,570,967	2,338,812
Halkbank	2,486,584	1,904,505
Vakıfbank	1,725,959	2,307,202
Ziraat Katılım Bankası A.Ş.	313,227	162,965
	7,096,737	6,713,484

Amount	Currency	Effective Interest Rate	Maturity	30 June 2021
723,621	ABD Doları	1.9%	July 2021	6,299,262
611,202	TL	19.0%	July 2021	611,202
17,938	Avro	0.6%	July 2021	185,923
29	GBP	0.1%	July 2021	350
				7,096,737

Details of the bank borrowings at related parties as of 30 June 2021 are as follows:

Bank Name	Amount	Currency	Effective Interest Rate	Maturity	30 June 2021
Ziraat Bankası	50,007	CNY	4.9%	August 2021	67,019
					67,019

Details of the lease liabilities at related parties as of 30 June 2021 are as follows:

Currency	Effective Interest Rate	Payment Period	30 June 2021
EUR	0.1% - 3.7%	2021 - 2024	56,988
TRY	10.0%-30.0%	2021 - 2026	22,133
			79,121
39

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

20.	Related parties (continued)
	Six months ended		Three months ended
	30 June 2021	30 June 2020	30 June 2021	30 June 2020
Interest income from related parties:
Halkbank	130,265	—	70,798	—
Ziraat Bankası	72,645	—	36,469	—
Vakıfbank	70,099	—	36,592	—
Other	2,215	—	524	—
	275,224	—	144,383	—

	Six months ended		Three months ended
	30 June 2021	30 June 2020	30 June 2021	30 June 2020
Interest expense to related parties:
Ziraat Bankası	2,807	—	52	—
Halk Varlık Kiralama A.Ş	2,560	—	—	—
Other	208	—	115	—
	5,575	—	167	—

Revenue from related parties are generally related to telecommunication, call center and other miscellaneous services. Transactions between the Group and EPIAS are related to the energy services; transactions between the Group and Sofra are related to meal coupon services; transactions between the Group and BOTAS are related to infrastructure services; transactions between the Group and Halkbank, Ziraat Bankasi and Vakifbank are related to banking services; transactions between the Group and PTT are related to cargo transportation; transactions between the Group and Turksat are related to telecommunication services and transactions between the Group and BIST are related to stock market services. Receivables from related parties are not collateralized.

40

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

21.	Subsidiaries

The Group’s immediate and ultimate parents are TVF BTIH and TVF, Subsidiaries, associates and a joint venture of the Company as at 30 June 2021 and 31 December 2020 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		30 June	31 December
Name	Incorporation	Business	2021 (%)	2020 (%)
Turktell	Turkey	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkey	Telecommunications, television services and content services	100	100
Turkcell Dijital (*)	Turkey	Digitalization services and products	100	-
Turkcell Satis	Turkey	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Turkcell Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Turkey	Consumer financing services	100	100
Turkcell Sigorta	Turkey	Insurance agency activities	100	100
Turkcell Odeme	Turkey	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Turkey	Development and providing of digital services and products	100	100
Lifecell Bulut	Turkey	Cloud solutions services	100	100
Lifecell TV	Turkey	Online radio, television and on-demand streaming services	100	100
Lifecell Muzik	Turkey	Radio, television and on-demand streaming services	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations and human resources management	100	100
Global LLC	Ukraine	Customer relations management	100	100
Rehberlik	Turkey	Directory assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
lifecell	Ukraine	Telecommunications	100	100
Paycell LLC	Ukraine	Consumer financing services	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
BiP A.S.	Turkey	Providing digital services and products	100	100
Beltel	Turkey	Telecommunications investments	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Information technology, programming and technical support	80	80
			Effective Ownership Interest
Associates	Country of		30 June	31 December
Name	Incorporation	Business	2021 (%)	2020 (%)
TOGG	Turkey	Electric passenger car development, production and trading activities	23	19
			Effective Ownership Interest
Joint Venture	Country of		30 June	31 December
Name	Incorporation	Business	2021 (%)	2020 (%)
Sofra	Turkey	Meal coupons and cards	33	33

(*) On 8 March 2021, Turkcell Dijital which will provide digitalization services and products was incorporated by Turkcell Superonline, a subsidiary of the Group, under the laws of Republic of Turkey.

41

TURKCELL ILETISIM HIZMETLERI A.S.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the six months ended 30 June 2021

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

22.	Subsequent Events

Company’s 100% owned subsidiary Turkcell Enerji has signed a Share Transfer Agreement to acquire the entire shares of Boyut Grup Enerji Elektrik Üretim ve İnşaat Sanayi ve Ticaret A.S. (“Boyut Grup Enerji”) on 6 July 2021. The respective transaction is based on an enterprise value of USD 29,600. The transfer of shares is subject to the approval of respective authorities and fulfillment of various conditions precedent. After adjusting for the net debt of Boyut Grup Enerji, Company shall make a payment of USD 11,472. USD 500 of this amount shall be paid after two-years as from the agreement date.

In accordance with the resolution of TOGG’s board of directors, the Group made capital advance payments to TOGG amounting to TL 163,760 in July and August 2021.

42

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 16, 2021	By:	/s/ Ali Serdar Yagci
Name: Ali Serdar Yagci Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 16, 2021	By:	/s/Osman Yilmaz
Name: Osman Yilmaz Title: Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 16, 2021	By:	/s/ Taner Kiziltoprak
Name: Taner Kiziltoprak Title: Group Reporting & Subsidiaries Management Director